FORM 10-SB/A
                                 Amendment No. 3

                  General Form For Registration of Securities of
                              Small Business Issuer
         Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             ENERGAS RESOURCES, INC.
                       --------- ------------------------
                (Name of registrant as specified in its charter)



                    Delaware                        73-1620724
      ------------------------                  ---------------
      (State or other jurisdiction of           (I.R.S. Employer
      incorporation or organization)             Identification No.)


                            800 Northeast 63rd Street
                             Oklahoma City, Oklahoma                73105
                  ------------------------------------         ---------------
                    (Address of Principal Executive Offices) (Zip Code)

        Registrant's telephone number, including area code: (405) 879-1752


            SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

               Title of each class    Name of each exchange on which
               to be so registered        each class is to be registered
               -------------------   -----------------------------------------

               None                            None


         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                       Common Stock, $.001 Value Per Share
                                (Title of class)









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                             ENERGAS RESOURCES, INC.

                                TABLE OF CONTENTS

                                     PART I

Item 1.        Description of Business
Item 2.        Management Discussion and Analysis or Plan of Operation
Item 3.        Description of Property
Item 4.        Security Ownership of Certain Beneficial Owners and Management
Item 5.        Directors and Executive Officers, Promoters and Control Persons
Item 6.        Executive Compensation
Item 7.        Certain Relationships and Related Transactions
Item 8.        Description of Securities

                                     PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
Item 2. Legal Proceedings
Item 3. Changes in and Disagreements with Accountants
Item 4. Recent Sales of Unregistered Securities
Item 5. Indemnification of Directors and Officers

                                    PART F/S

                                    PART III

Item 1. Index to Exhibits
Item 2. Description of Exhibits


             CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING NFORMATION

         This Registration Statement includes "forward-looking statements". All statements other than statements of historical facts included in this Registration Statement, regarding the Company's financial position, reserve quantities and net present values, business strategy, plans and objectives of management of the Company for future operations and capital expenditures, are forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements and the assumptions upon which such forward-looking statements are based are reasonable, it can give no assurance that such expectations and assumptions will prove to have been correct. Reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered.



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                                    GLOSSARY

         The following terms are used throughout this Registration Statement:

         BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, usually used herein in reference to crude oil or other liquid hydrocarbons.

         BOE. Equivalent barrels of oil, using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         BTU. A British thermal unit which is the amount of heat required to raise the temperature of one avoirdupois pound of pure water form 58.5 degrees to 59.5 degrees Fahrenheit under standard conditions.

         DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

         DEVELOPMENT WELL. A well drilled as an additional well to the same reservoir as other producing wells on a Lease, or drilled on an offset Lease not more than one location away from a well producing from the same reservoir.

         EXPLORATORY WELL. A well drilled in search of a new undiscovered pool of oil or gas, or to extend the known limits of a field under development.

         GROSS ACRES OR WELLS. A well or acre in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

         LEASE. Full or partial interests in an oil and gas lease, authorizing the owner thereof to drill for, reduce to possession and produce oil and gas upon payment of rentals, bonuses and/or royalties. Oil and gas leases are generally acquired from private landowners and federal and state governments. The term of an oil and gas lease typically ranges from three to ten years and requires annual lease rental payments of $1.00 to $2.00 per acre. If a producing oil or gas well is drilled on the lease prior to the expiration of the lease, the lease will generally remain in effect until the oil or gas production from the well ends. The Company is required to pay the owner of the leased property a royalty which is usually between 12.5% and 16.6% of the gross amount received from the sale of the oil or gas produced from the well.

         MCF. One thousand cubic feet. Expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

         MMBTU. One million Btu on a saturated basis.



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        MMCF. One million cubic feet. Expressed, where gas sales contracts are in effect, in terms of contractual temperature and pressure bases and, where contracts are nonexistent, at 60 degrees Fahrenheit and 14.65 pounds per square inch absolute.

         NET ACRES OR WELLS. A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres expressed as whole numbers and fractions.

         OPERATING COSTS. The expenses of producing oil or gas from a formation, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor costs, repair and maintenance, supplies, insurance, production, severance and other production excise taxes.

         PRODUCING PROPERTY. A property (or interest therein) producing oil or gas in commercial quantities or that is shut-in but capable of producing oil or gas in commercial quantities, to which Producing Reserves have been assigned. Interests in a property may include Working Interests, production payments, Royalty Interests and other non-working interests.

         PRODUCING RESERVES. Proved Developed Reserves expected to be produced from existing completion intervals open for production in existing wells.

         PROSPECT. An area in which a party owns or intends to acquire one or more oil and gas interests, which is geographically defined on the basis of geological data and which is reasonably anticipated to contain at least one reservoir of oil, gas or other hydrocarbons.

         PROVED DEVELOPED RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery may be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

         PROVED RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

      (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation testing. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably

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judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

      (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

      (iii) Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves", (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

         PROVED UNDEVELOPED RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Proved undeveloped reserves are not attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

         ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of Operating Costs.

         UNDEVELOPED ACREAGE. Lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves. Undeveloped acreage should not be confused with undrilled acreage which is "Held by Production" under the terms of a lease.

         WORKING INTEREST. The operating interest under a Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all Royalty Interests and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         Energas Resources, Inc. and its wholly-owned subsidiaries (the "Company") is a fully operational independent oil and gas exploration and production company. The Company was initially incorporated under the laws of British Columbia, Canada on November 2, 1989 and on August 20, 2001 the Company became domesticated and incorporated in Delaware.

            The Company conducts its oil and gas exploration and production activities through its wholly-owned subsidiary, A.T. Gas Gathering Systems, Inc. At July 31, 2001, the Company owned interests in seven Gross (2.585 Net) Wells, all of which were operated by the Company. Furthermore, the Company's Proved Reserves as of July 31, 2001 were 8,218 barrels ("Bbls") of crude oil and 700,813 thousand cubic feet ("Mcf") of natural gas, based upon sale prices of $23.80 per Bbl and $3.24 per Mcf. Of the Company's Proved Reserves at July 31, 2001, approximately 7% were crude oil and 93% were natural gas on a barrel-of-oil-equivalent ("BOE") basis.

      As of August 31, 2002 the Company owned interests in six Gross (2.395 Net) Wells, all of which were operated by the Company.

      The Company participated in the drilling of one well during the year ended January 31, 2001, and 4 wells during the year ended January 31, 2000. The Company did not bear any of the costs associated with the well that was drilled during the year ended January 31, 2001. During the six months ended July 31, 2001, the Company did not drill any wells and did not incur any drilling expenditures. The Company is currently focused on the acquisition of producing oil and gas properties and operating and developing its properties to maximize value. The Company plans to engage in limited drilling activities, which will be primarily dependent upon available financial resources to fund additional drilling activities.

      As of August 31, 2002 the Company was pursuing development drilling and, to a lesser extent, exploration drilling in the Arkoma Basin in southeastern Oklahoma and western Arkansas; and the Powder River Basin in Wyoming.

      The Company owns and operates a natural gas gathering system that serves the wells operated by the Company for delivery to a mainline transmission system. This system is located in Atoka County, Oklahoma and consists of four miles of pipeline and is connected to four wells that supply natural gas.

      With the exception of the Company's natural gas gathering system, all of the Company's oil and gas properties are leased.

            The Company's corporate offices are located at 800 Northeast 63rd Street, Third Floor, Oklahoma City, Oklahoma 73105 and its telephone number is
(405) 879-1752.



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PRINCIPAL AREAS OF OPERATION

            The Company principally operates in two geological provinces: (i) the Arkoma Basin and (ii) the Powder River Basin. Most wells in the Arkoma Basin produce from depths that range from 2,000 to 18,000 feet, while most wells in the Powder River Basin produce from depths that range from 4,000 to 13,000 feet. The Company has most recently concentrated its exploration and development activities on its oil-producing properties in the Powder River Basin in Wyoming. In Oklahoma, the Company's exploration activities, while more limited, are focused on natural gas exploration and development.

            ARKOMA BASIN. The Arkoma Basin is a major gas producing area in the Mid-Continent region of the United States. It is a crescent-shaped basin, 250 miles long and 20 to 50 miles wide, straddling the Arkansas-Oklahoma border and encompassing approximately 9,000 square miles. As a result of uplifting of the Ouachita Mountains, this Basin contains complex overthrust zones. This Basin is a dry natural gas region, with most producing wells ranging from 5,000 to 10,000 feet in depth. However, this Basin has recently undergone a resurgence in drilling activity at depths ranging from 10,000 to 18,000 feet due to a better understanding of the complex geology of the area, as well as improved access to natural gas markets. The most significant recent natural gas discoveries occurred in 1988 in the Arbuckle/Ouachita Overthrust Trend near Wilburton, Oklahoma. At January 31 and July 31, 2001, approximately 91.7% and 93.4%, respectively, of the Company's Proved Developed Reserves on a BOE basis were attributable to the Arkoma Basin.

      In fiscal 1999 and 2000 the Company drilled four wells on Prospects in the Arkoma Basin, all of which were abandoned as non-commercial wells.

            At July 31, 2001, the Company had five producing gas wells in the Arkoma Basin.

            Subsequent to July 31, 2001 the Company sold one gas well which was located in an area known as the Lake Wells Prospect.

      As of August 31, 2002 the Company had four producing gas wells in the Arkoma Basin.

            POWDER RIVER BASIN. The Powder River Basin is located in northeastern Wyoming and is a major producing area of coal bed methane and crude oil. The major oil objectives are the lower creataceous sands that are stratigraphically trapped at depths of 4,000 to 13,000 feet. Individual field six ranges from 1 to 100 million barrels of crude oil. In the past 20 years, four fileds have been discovered with individual potentials of 10 to 30 million barrels of crude oil. The Company's focus in the Powder River Basin has been limited to the exploration and production of crude oil. At January 31 and July 31, 2001, approximately 8.4% and 6.6%, respectively, of the Company's Proved Developed Reserves on a BOE basis were attributable to the Powder River Basin.

         As of August 31, 2002 the Company owned Leases covering 26,086 Gross (25,021 Net) Acres that are undeveloped in the Powder River Basin. These Leases cover shallow, medium and deep oil prospects that are in various stages of development and will be drilled in an orderly manner as crude oil prices justify

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and available capital resources permit. As of August 31, 2002, the Company was developing Prospects for future drilling.

         The Company's oil and gas production and Reserves in the Powder River Basin are attributable to two wells, the Finley #1 and Finley #2, drilled on the Rusty Creek Prospect in Niobrara County, Wyoming. Subsequent to July 31, 2001 the Company performed a workover on these two wells at a cost to the Company of approximately $17,000. As of July 31, 2001 these wells were producing approximately ten barrels of crude oil per day. Subsequent to July 31, 2001 the Company drilled a third well on this prospect. This well was not productive of oil or gas in commercial quantities. The Company's cost for the drilling of the well was approximately $32,000. The Company does not intend to drill any additional wells on this prospect. As of August 31, 2002 the Company's two wells in the Powder River Basin were producing approximately eleven barrels of crude oil per day.

         PROSPECT ORIGINATION. The Company evaluates undeveloped oil and gas prospects and participates in drilling activities on those prospects which in the opinion of management are favorable for the production of oil or gas. If, through its review, a geographical area indicates geological and economic potential, the Company attempts to acquire Leases or other interests in the area and assemble a Prospect. The Company normally sells portions of its leasehold interests in a Prospect to unrelated third parties, thus sharing risks and rewards of the exploration and development of the Prospect with the joint owners pursuant to an operating agreement. One or more Exploratory Wells may be drilled on a Prospect, and if the results indicate the presence of sufficient oil and gas reserves, additional Development Wells may be drilled on the Prospect. The Company typically seeks potential joint venture partners for development of its Prospects.

         The Company's oil and gas operations have consisted primarily of drilling Development Wells and related operations. As of August 31, 2002, the Company had interests in six wells, all of which were operated by the Company. At August 31, 2002, the Company owned 29,304 Gross (26,479 Net) Acres of oil and gas leasehold interests. This acreage consists of shallow, medium, and deep Prospects, which are in various stages of pre-drilling development and will be developed or further developed in an orderly manner.

NATURAL GAS GATHERING SYSTEM

         The Company owns a pipeline gathering system that serves the wells operated by the Company in Atoka County, Oklahoma. The gathering system has a design capacity of 8,000,000 cubic feet per day. The pipeline system was placed in service and received the first delivery of natural gas in November 1988. The gathering system is operated by an affiliate of the Company, Energas Pipeline Company that is owned by George G. Shaw, an executive officer and a Director of the Company. The natural gas is gathered under a five-year contract (with annual one-year renewals) and is currently purchased by Duke Energy Field Services, Inc. The Company, as opposed to Energas Pipeline Company, is responsible for all costs of operating the gathering system. Energas Pipeline Company purchases the produced natural gas at the wellhead and then resells the gathered gas. For its gathering services, Energas Pipeline Company receives and retains a gathering fee and the differential between the price paid for the natural gas at the wellhead and the price paid by Duke Energy Field Services, Inc. During the six

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months ended July 31, 2001 and the years ended January 31, 2001 and 2000, for its gathering services, Energas Pipeline Company received $6,622, $12,466, and $15,454 respectively. During the six months ended July 31, 2001 and the years ended January 31, 2001 and 2000, the Company received revenues of $7,875, $14,792 and $15,323, respectively. During the six months ended July 31, 2001 and year ended January 31, 2001 and 2000, the Company incurred direct pipeline costs of $1,542 and $3,283 and $4,692, respectively.

         During the six months ended July 31, 2001, natural gas deliveries throughout the pipeline system totaled 47,568 MMBtu, compared to 39,452 MMBtu in the six months ended July 31, 2000. For the year ended January 31, 2001, natural gas deliveries throughout the pipeline system totaled 90,377 MMBtu, compared to 90,861 MMBtu in the year ended January 31, 2000, a 0.5% decrease. The Company does not gather or transport natural gas other than the intrastate gathering of the natural gas produced by wells operated by the Company.

         The pipeline gathering system consists approximately of five miles of pipe. The pipeline system receives natural gas from four wells in Atoka County, Oklahoma. Natural gas competes with other forms of energy available to end-users, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy, the level of business activity, conservation, legislation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in the areas served by the gathering system.

NATURAL GAS UTILITY

         In November 2000 the Company entered into an agreement to acquire First Natural Gas, Inc., ("FNG") for $600,000. The Company was not able to pay the purchase price for FNG and the acquisition was terminated.

GOVERNMENTAL REGULATION

         GENERAL. Numerous departments and agencies, federal, state and local, issue rules and regulations binding on the oil and gas industry, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the cost of doing business and, consequently, affects profitability of operations.

     EXPLORATION AND PRODUCTION. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used or obtained in connection with operations. The Company is also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units and the density of wells which may be drilled and the unitization or pooling of oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. These regulations

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limit the amount of oil and gas that can be produce from wells and to limit the number of wells or the locations at which wells can be drill.

ENVIRONMENTAL AND OCCUPATIONAL REGULATION

         GENERAL. The Company is subject to federal, state and local laws and regulations governing environmental quality and pollution control. During the six months ended July 31, 2001 and fiscal years ended January 31, 2001 and 2000, the Company spent $28,018, $12,390 and $20,867, respectively, on plugging and filling well holes, removing drilling anchors, hauling and disposing of water and drilling mud, filling mud pits, surface leveling and reseeding, and general site clean up. It is anticipated that, absent the occurrence of an extraordinary event, compliance with existing federal, state and local laws, rules and regulations concerning the protection of the environment and human health will not have a material effect upon the Company, capital expenditures, or earnings. The Company cannot predict what effect additional regulation or legislation, enforcement policies thereunder and claims for damages for injuries to property, employees, other persons and the environment resulting from the Company's operations. The Company's operations related to the exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the Environmental Protection Agency ("EPA"). This regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. Although the Company believes that compliance with environmental regulations will not have a material adverse effect on its operations or results of these operations, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, including stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from the Joint Activities could result in substantial costs and liabilities.

         WASTE DISPOSAL. The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where these wastes have been taken for disposal. State and federal laws applicable to oil and natural gas wastes and properties have gradually become more strict. Under these laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination. The Company's operations and activities may generate wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and applicable state agencies have limited the disposal options for certain hazardous and nonhazardous wastes and are considering the adoption of stricter disposal standards for nonhazardous wastes. Furthermore, certain wastes that may

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be generated by the oil and natural gas operations that are currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to considerably more rigorous and costly operating and disposal requirements.

         SUPERFUND. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of a site, persons that disposed of or arranged for the disposal of the hazardous substances found at a site, and prior owners and operators of the site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from responsible classes of persons the costs of such action. In the course of operations, the Company's operations and activities may generate wastes that fall within CERCLA's definition of "hazardous substances." The Company may be responsible under CERCLA for all or part of the costs to clean up sites at which such wastes have been released. To date, however, the neither Company nor, to its knowledge, its predecessors have been named a potentially responsible party under CERCLA or similar state superfund laws affecting the Leases on which the Company's wells are located.

         AIR EMISSIONS. The Company's operations and activities are subject to local, state and federal regulations for the control of emissions of air pollution. Legal and regulatory requirements in this area are increasing, and there can be no assurance that significant costs and liabilities will not be incurred in the future as a result of new regulatory developments. In particular, regulations promulgated under the Clean Air Act Amendments of 1990 may impose additional compliance requirements that could affect the operations. However, it is currently impossible to predict accurately the effect, if any, of the Clean Air Act Amendments on the Company's operations and activities. The Company may in the future become subject to civil or administrative enforcement actions for failure to comply strictly with air regulations or permits. These enforcement actions are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require the Company to forego construction or operation of certain air emission sources.

         OSHA. In the conduct of its activities the Company and its operations will be subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require us to organize information about hazardous materials used, released or produced in its operations. Certain of this information must be provided to employees, state and local governmental authorities and local citizens. The Company is also subject to the requirements and reporting set forth in OSHA workplace standards. The Company provides safety training and personal protective equipment to its employees.

         OPA AND CLEAN WATER ACT. Federal regulations require certain owners or operators of facilities that store or otherwise handle oil to prepare and implement spill prevention control plans, countermeasure plans and facilities response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 ("OPA") amends certain provisions of the federal

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Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act
("CWA"), and other statutes as they pertain to the prevention of and response to oil spills into navigable waters. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The CWA provides penalties for any discharges of petroleum product in reportable quantities and imposes substantial liability for the costs of removing a spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. Regulations are currently being developed under OPA and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the Company.

         In addition, the CWA and analogous state laws require permits to be obtained to authorize discharges into surface waters or to construct facilities in wetland areas. With respect to certain aspects of the its operations and activities, the Company will be required to maintain these permits or meet general permit requirements. The EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. The Company believes that with respect to its wells it has obtained, or are included under, these permits and with respect to the proposed operations the Company will be able to obtain, or be included under, such permits, where necessary. Compliance with these permits is not expected to have a material effect on the Company's operations and activities.

         NORM. Oil and gas exploration and production activities have been identified as generators of concentrations of low-level naturally-occurring radioactive materials ("NORM"). Although Oklahoma has not adopted NORM regulations, NORM regulations have recently been adopted in Wyoming. The Company does not believe that compliance with these regulations will have a material adverse effect on the Company.

         SAFE DRINKING WATER ACT. The Company's operations and activities involve the disposal of produced saltwater and other nonhazardous oilfield wastes by reinjection into the subsurface. Under the Safe Drinking Water Act ("SDWA"), oil and gas operators, like the Company, must obtain a permit for the construction and operation of underground Class II injection wells. To protect against contamination of drinking water, periodic mechanical integrity tests are often required to be performed by the well operator. The Company has obtained permits for the Class II well it operates. The Company has also disposed of wastes in facilities other than those owned by the Company which are commercial Class II injection wells.

         TOXIC SUBSTANCES CONTROL ACT. The Toxic Substances Control Act ("TSCA") was enacted to control the adverse effects of newly manufactured and existing chemical substances. Under the TSCA, the EPA has issued specific rules and regulations governing the use, labeling, maintenance, removal from service and disposal of PCB items, including transformers and capacitors used by oil and gas companies. The Company believes it is in compliance with the TSCA and that the TSCA will not have a material adverse effect on the Company's operations and activities.

COMPETITION

          The Company is faced with strong competition from many other companies and individuals engaged in the oil and gas business, many are very large, well established energy companies with substantial capabilities and established earnings records. The Company may be at a competitive disadvantage in acquiring oil and gas prospects since it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. It is nearly impossible to estimate the number of competitors; however, it is known that there are a large number of companies and individuals in the oil and gas business. At times there is competition among operators for drilling equipment, tubular goods and drilling crews which may affect the Company's ability expeditiously to drill, complete, recomplete and work-over its wells.

         There is also extensive competition in the market for natural gas. The recent increases in domestic as well as worldwide consumption of energy and decreases in production, especially domestically, have brought about substantial increased demand for energy. This in turn has resulted in substantial increases in natural gas prices, widespread increase in gas production and accelerations in producing and marketing gas after it is discovered. In contrast, this recent increase in demand for energy was preceded by a period of increases in worldwide energy production capability and decreases in energy consumption as a result of conservation efforts, which resulted in substantial surpluses in energy supplies. This, in turn, resulted in substantial competition in markets historically served by domestic natural gas from alternative sources of energy, such as residual fuel oil, and among domestic gas suppliers. As a result, there was significant reductions in gas prices, widespread curtailment of gas production and delays in producing and marketing gas after it is discovered. Changes in government regulations relating to the production, transportation and marketing of natural gas have also resulted in significant changes in the historical marketing patterns of the industry. Generally, these changes have resulted in the abandonment by many pipelines of long-term contracts for the purchase of natural gas, the development by gas producers of their own marketing programs to take advantage of new regulations requiring pipelines to transport gas for regulated fees, and an increasing tendency to rely on short-term contracts priced at spot market prices.

         During periods of decreasing demand for energy, many producers have been willing to accept prices that are lower than those previously prevailing in order to sell their production. As a consequence, gas prices, which were once effectively determined by government regulations, are now largely influenced by competition. Competitors in this market include producers, gas pipelines and their affiliated marketing companies, independent marketers, and providers of alternate energy supplies, such as residual fuel oil.

         Exploration for and production of oil and gas are affected by the availability of pipe, casing and other tubular goods and certain other oil field equipment including drilling rigs and tools. The Company depends upon independent drilling contractors to furnish rigs, equipment and tools to drill its wells. The Company has not experienced and does not anticipate difficulty in obtaining supplies, materials, drilling rigs, equipment or tools. However, higher prices for oil and gas production have recently caused competition for these items to increase and may result in increased costs of operations.

     Due to its lack of capital, the Company is presently not competitive in the exploration and development of oil and gas properties.

MARKETS

         The Company does not refine or otherwise process crude oil and condensate production. Substantially all of the crude oil and condensate production of the Company's wells are sold at posted prices under short-term contracts, which is customary in the industry.

         The Company's gas production is sold primarily on the spot market to a variety of purchasers, including intrastate and interstate pipelines, their marketing affiliates, independent marketing companies and other purchasers who have the ability to move the gas under firm transportation agreements.

         The availability of a market for produced oil and gas will be dependent upon a number of factors beyond the Company's control, which at times cannot be accurately predicted. These factors include the proximity of wells to, and the capacity of, natural gas pipelines, the extent of competitive domestic production and imports of oil and gas, the availability of other sources of energy, fluctuations in seasonal supply and demand, and governmental regulation. In addition, there is always the possibility that new legislation may be enacted which would impose price controls or additional excise taxes upon crude oil or natural gas, or both. Oklahoma, the state in which the operations and properties are located, has experienced an oversupply of natural gas which may cause delays, restrictions or reductions of their natural gas production. Oversupplies of natural gas can be expected to recur from time to time and may result in the gas producing wells being shut-in. Increased imports of natural gas, primarily from Canada, have occurred and are expected to continue. Such imports may adversely affect the market for domestic natural gas.

         Since the early 1970's the market price for crude oil has been significantly affected by policies adopted by the member nations of Organization of Petroleum Exporting Countries ("OPEC"). Members of OPEC establish prices and production quotas among themselves for petroleum products from time to time with the intent of controlling the current global supply and consequently price levels. Canada has recently amended its tax laws and other laws affecting the exportation of its natural gas to the United States, and such amendments are expected to materially increase competition and may adversely affect the price of natural gas in certain geographic areas of the United States. The Company is unable to predict the effect, if any, that OPEC or the Canadian amendments will have on the amount of, or the prices received for, crude oil and natural gas produced and sold from the Company's wells.

         Changes in natural gas and crude oil prices will significantly affect the revenues and cash flow of the wells and the value of the oil and gas properties. Declines in the prices of crude oil and natural gas could have a material adverse effect on the success of the Company's operations and activities, recoupment of the costs of acquiring, developing and producing the its wells and profitability. The Company is unable to predict whether the prices of crude oil and natural gas will rise, stabilize or decline in the future.

GENERAL

     The Company has never been a party to any bankruptcy, receivership, reorganization, readjustment or similar proceedings. Since the Company is engaged in the oil and gas business, it does not allocate funds to product research and development in the conventional sense. The Company does not have any patents, trade-marks, or labor contracts. With the exception of the Company's oil and gas leases, the Company does not have any licenses, franchises, concessions or royalty agreements. Backlog is not material to an understanding of the Company's business. The Company's business is not subject to renegotiation of profits or termination of contracts or subcontracts at the election of federal government.

EMPLOYEES

         At August 31, 2002, the Company employed nine people in its Oklahoma City office whose functions were associated with management, engineering, geology, land and legal, accounting, financial planning and administration. In addition, two part-time employees were responsible for the supervision and operation of the Company's field activities and the providing of well services.

         The Company's future performance depends in significant part upon the continued service of its key technical and management personnel and its continuing ability to attract and retain highly qualified and motivated personnel in all areas of the Company's operations. Competition for qualified personnel is intense. The Company provides no assurance that it can retain key managerial and technical employees or that the Company can attract, assimilate or retain other highly qualified personnel in the future. The Company's employees are not represented by a labor union. The Company has not experienced any work stoppages and considers its employee relations to be good. The Company considers the following persons to be key employees: George Shaw (President), Taylor Dillard (Exploration Manager), and Jerry Parry (Land Manager).

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT.

RESULTS OF OPERATIONS

         The factors that most significantly affect the Company's results of operations are (i) the sale prices of crude oil and natural gas, (ii) the amount of production sales, (iii) the amount of lease operating expenses, and (iv) the level of interest rates on, and amount of, borrowings. Sales of production and level of borrowings are significantly impacted by the Company's ability to maintain or increase its production from existing oil and gas properties through its exploration and development activities. The following table reflects the average prices received by the Company for oil and gas, the average production cost per BOE, and the amount of oil and gas produced for the periods presented:

                         Year Ended January 31,     Six Months Ended July 31,
Production Data:         2001           2000        2001              2000
                         ----           ----        ----              ----

Production - Oil (Bbls)   473          1,112         105               307
Gas (Mcf)              31,199         37,887      15,053            15,740
Average sales price -
   Oil (Bbls)         $ 27.34        $ 16.39     $ 21.75           $ 26.08
Gas (Mcf)              $ 4.09        $ 1.86       $ 4.33            $ 2.85
Average production
    costs per BOE      $ 4.97        $ 4.35       $ 3.82            $ 7.32

         Prices received by the Company for sales of crude oil and natural gas have fluctuated significantly from period to period. The fluctuations in oil prices during these periods reflect market uncertainty regarding the inability of the Organization of Petroleum Exporting Countries ("OPEC") to control the production of its member countries, as well as concerns related to the global supply and demand for crude oil. Gas prices received by the Company fluctuate with changes in the spot market price for gas, which reached recent record levels in December 2000 in the United States.

This price increase was due to demand in excess of deliverability and higher worldwide energy prices. However, natural gas prices have been declining since December 2000 because of lower worldwide energy prices as well as development of more adequate deliverability to meet demand requirements. Relatively modest changes in either oil or gas prices significantly impact the Company's results of operations and cash flow, and can significantly impact the Company's borrowing capacity. During the third and fourth quarters of 2000 and the first quarter of 2001, the Company experienced a significant increase in cash flow and net income primarily as a result of an increase in crude oil prices and natural gas prices with a slight decrease in the volume of crude oil and natural gas production sales. Although there was a decrease in volume of crude oil and natural gas production sales in 2001, the average price received by the Company in six months ended July 31, 2001 were approximately 10.6% higher than in 2000.

     Other than the foregoing, the Company does not know of any trends, events or uncertainties that have had or are reasonably expected to have a material impact on the Company's net sales, revenues or expenses.

PERIOD TO PERIOD COMPARISONS

         SIX MONTHS ENDED JULY 31, 2001

         Total revenue for the six months ended July 31, 2001 ("2001 Interim Period"), compared with the six months ended July 31, 2000 ("2000 Interim Period"), increased by $3,529 (4.9%), to $75,334 from $71,805. The Company's revenue was comprised of two sources, oil and gas sales and pipeline revenue. Oil and gas production revenue for the 2001 Interim Period, compared with 2000 Interim Period, increased by $2,200 (3.4%), to $67,459 from $65,259. The increase in oil and gas production revenues was due to the increase in average sales prices for crude oil and natural gas of $4.33 (16.6%) per Bbl and $1.48 (51.9%) per Mcf, respectively, although the volumes of crude oil and natural gas sales decreased by 202 Bbls (65.8%) and natural gas sales of 687 Mcf (4.4%). Pipeline revenue increased by $1,329 (20.3%), to $7,875 from $6,546. This increase was attributable to the volume increase in the transportation of natural gas as a result of the wells serviced by the pipeline system produced greater volumes of natural gas into the pipeline system for a number of reasons, including the reworking of wells and placing on line previously shut-in wells and mild winter weather conditions.

         Total operating expenses during the 2001 Interim Period, compared with the 2000 Interim Period, decreased by $7,897, to $343,856 from $351,753. This decrease was due principally to (i) a $37,360 (54%) decrease in depreciation and depletion and (ii) a $2,726 (16%) decrease in legal and accounting, (iii) a $12,750 (34%) decrease in rent to $24,660 from $37,410 as a result of relocation of the Company's offices; and (iv) a $10,797 decrease in oil and gas production expenses due to the shut-in of certain productive wells while awaiting remedial repair and workover. The decrease in depreciation and depletion was due to the Company sustaining a large write-off of undeveloped leasehold acreage during the prior period as a result of management's determination that the acreage was uneconomical or impractical to drill and develop. These decreased expenses were offset in part by a $30,213 (25%) increase in employee salaries and benefits to $149,345 from $119,132 due to increased employee compensation and personnel employed. The Company's offices were vandalized in November 2000. Office and general expense increased due to required repairs and cleaning subsequent to January 31, 2001. Higher consulting fees were the result of the Company's need to pay competitive consulting rates. Interest expense increased due to higher levels of interest bearing debt which were outstanding during the current period.

      The unusual increase in average production cost per BOE in the six months ended July 31, 2002 ($7.32) was due to both oil wells being out of production for over two months while workover repairs were completed.

      YEAR ENDED JANUARY 31, 2001

      Total revenue for the year ended January 31, 2001 ("Fiscal 2001"), compared with the year ended January 31, 2000 ("Fiscal 2000"), increased by $59,227 (61%), to $156,481 from $97,254. The Company's revenue was comprised of two revenue sources, oil and gas sales revenue and pipeline revenue. Oil and gas production revenue for Fiscal 2001, compared with Fiscal 2000, increased by $59,758 (73%), to $141,689 from $81,931.The increase in oil and gas production revenues was due to the increase in average sales prices for crude oil and natural gas of $10.29 (63%) per Bbl and $2.23 (119.9%) per Mcf, respectively, although the volumes of crude oil and natural gas sales decreased by 639 Bbls (57.5%) and natural gas sales of 6,688 Mcf (17.6%). Pipeline revenue decreased by $531 (3%) to $14,792 from $15,323. This decrease was attributable to a decline in the transportation of natural gas as a result of the wells serviced by the pipeline system produced less volumes of natural gas into the pipeline system for a number of reasons, including decline in production and shut-in operational and weather conditions.

      The Company incurred operating expenses of $702,398 for the year January 31, 2001 as compared to $835,707 for the year ended January 31, 2000, representing a 16% decrease. Business investigation costs increased by $50,000 and legal and accounting expenses increased by $44,601. These increases were due to costs incurred in the Company's unsuccessful attempt to acquire oil and gas properties from the G.M. Oil Company, which the Company did not incur in the previous year. Travel and promotion expenses increased by $4,223 or 24% as a result of costs associated with the attempted acquisition of G.M. Oil Company. Salaries and benefits decreased by $4,586. This decrease was due to the Company reducing compensation and the number of employees. Rent expense decreased by $10,649 or 16%. This reduction in rent expense was a result of the Company's relocation of its office. Oil and gas production expenses decreased by $4,522 or 14% and pipeline costs decreased by $1,409 or 30%. These decreases were the result of the Company not bearing any of the costs associated with drilling any wells during fiscal 2001. In the current year there were minimal new purchases of fixed assets, however depletion and depreciation decreased by $20,211 or 42%. This decrease was due to the Company sustaining a large write-off of undeveloped leasehold acreage in the prior year as a result of management's determination that the acreage was uneconomical or impractical to drill and develop.

      In November 1999 the Company issued 808,800 shares of common stock at $.25 per share for the settlement of debt in the amount of $198,970. The remaining $49,930 owed to the lender was forgiven resulting in a $49,930 gain. Interest expense in fiscal 2001 declined as a result of the payment of this debt.

EFFECTS OF OIL AND GAS PRICE FLUCTUATIONS

         Fluctuations in crude oil and natural gas prices have significantly affected the Company's operations and the value of its assets. As a result of the instability and volatility of crude oil and natural gas prices and at times the market conditions within the oil and gas industry, financial institutions are selective in the energy lending area and have reduced the percentage of existing reserves that may qualify for the borrowing base to support energy loans.

         The Company's principal source of cash flow is the production and sale of its crude oil and natural gas reserves which are depleting assets. Cash flow from oil and gas production sales depends upon the quantity of production and the price obtained for such production. An increase in prices permits the Company to finance its operations to a greater extent with internally generated funds, may allow the Company to obtain equity financing more easily or on better terms, and lessens the difficulty of attracting financing from industry partners and non-industry investors. However, price increases heighten the competition for Leases and Prospects, increase the costs of exploration and development activities, and, because of potential price declines, increase the risks associated with the purchase of Producing Properties during times that prices are at higher levels.

         A decline in oil and gas prices (i) reduces the cash flow internally generated by the Company which in turn reduces the funds available for servicing debt and exploring for and replacing oil and gas reserves, (ii) increases the difficulty of obtaining equity and debt financing and worsens the terms on which such financing may be obtained, (iii) reduces the number of Leases and Prospects which have reasonable economic terms, (iv) may cause the Company to permit Leases to expire based upon the value of potential oil and gas reserves in relation to the costs of exploration, (v) results in marginally productive oil and gas wells being abandoned as non-commercial, and (vi) increases the difficulty of attracting financing from industry partners and non-industry investors. However, price declines reduce the competition for Leases and Prospects and correspondingly reduce the prices paid for Leases and Prospects. Furthermore, exploration and production costs generally decline, although the decline may not be at the same rate as that of oil and gas prices.

SEASONALITY

         The results of operations of the Company are somewhat seasonal due to seasonal fluctuations in the sales prices for natural gas. Although in recent years crude oil prices have been generally higher in the third and fourth fiscal quarters, these fluctuations are not believed to be seasonal. Natural gas prices have been generally higher in the fourth fiscal quarter. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of results which may be realized on an annual basis.

INFLATION AND CHANGES IN PRICES

         Within recent years, inflation generally has had a minimal effect on the Company and its operations. However, crude oil and natural gas prices have significantly affected the costs required to drill, complete and operate oil and gas wells. The level of drilling activity within the oil and gas industry increased or decreased based upon crude oil and natural gas prices without regard to general inflation. With the decline in oil and gas prices since December 2000, management believes that cost will remain relatively stable or even decline from the current level over the next year.

INCOME TAX PROVISION (BENEFIT)

         Statement of Financial Accounting Standards 109, Accounting for Income Taxes, requires the separate recognition, measured at currently enacted tax rates, of deferred tax assets and deferred tax liabilities for the tax effect of temporary differences between the financial reporting and tax reporting bases of assets and liabilities, and net operating loss carryforward for tax purposes. A valuation allowance must be established for deferred tax assets if it is "more likely than not" that all or a portion will not be realized. At January 31, 2001 and 2000, the Company had the benefit of net operating loss carryforward of $5,369,298 and $4,908,182, respectively, and the valuation allowance was the amount of the operation loss carryforward for each year. Because of the valuation allowance, the net operating loss carryforward did not have any value at January 31, 2001 and 2000.

CAPITAL RESOURCES AND LIQUIDITY

      During the year ended January 31, 2001 the Company's operations used $367,531 in cash. During this same period the Company used $6,272 to purchase equipment. The Company satisfied its cash requirements during this period through the sale of shares of common stock and warrants for $93,023, advances from a shareholder in the amount of $244,869, a loan from an unrelated party in the amount of $50,000, and proceeds of $10,000 from the sale of oil and gas properties.

         During the six months ended July 31, 2001, net cash used in the Company's operations was $287,679. During the same period the Company repaid $289,320 in advances from a shareholder and used $3,483 to purchase equipment. The Company satisfied its cash requirement during this period through the sale of shares of common stock for $604,095.

      The Company used more cash in its operations during the six months ended July 31, 2001 than during the six months ended July 31, 2000 primarily as the result of cash used for prepaid expenses and to reduce liabilities.

     As a result of the Company's continued losses and lack of cash there is substantial doubt as to the Company's ability to continue operations. The Company plans to generate profits by drilling productive oil or gas wells. However, the Company will need to raise the funds required to drill new wells from third parties willing to pay the Company's share of drilling and completing the wells. The Company may also attempt to raise needed capital through the private sale of its securities or by borrowing from third parties. The Company may not be successful in raising the capital needed to drill oil or gas wells. In addition, any future wells which may be drilled by the Company may not be productive of oil or gas. The inability of the Company to generate profits may force the Company to curtail or cease operations.

CAPITAL EXPENDITURES AND COMMITMENTS.

         During the six months ended July 31, 2001 and the year ended January 31, 2001, the Company did not incur any exploration expenditures and acquisition of oil and gas properties; however, during the year ended January 31, 2001 the Company purchased $6,272 of equipment. Exploration expenditures and acquisition of oil and gas properties expenditures by the Company during the year ended January 31, 2000 were $214,707. The lack of capital expenditures during the six months ended July 31, 2001 and the year ended January 31, 2001 was primarily the result of the Company's inability to conduct exploration activities during these periods due to a lack of funds.

         As of July 31, 2001, the Company did not have any material capital commitments, other than funding its operating losses. It is anticipated that any capital commitments that may occur will be financed principally through borrowings from institutional and private lenders (although such additional financing has not been arranged) and the sale of shares of the Company's common stock or other equity securities. However, there can be no assurance that additional capital resources and financings will be available to the Company on a timely basis, or if available, on acceptable terms.

FINANCING ARRANGEMENTS.

     In December 1998, the Company obtained a $248,900 loan for the purchase of seismic data on and acquisition of Leases within the Arkoma Basin from an unrelated third party. As partial consideration for this loan, the Company issued warrants exercisable for the purchase of 50,000 shares of the Company's common stock. These warrants expired on January 18, 2001. In November 1999 the Company issued 808,800 shares of its common stock in repayment of this loan. With the loan proceeds the Company identified four Prospects in the Arkoma Basin.

         In February 1999 the Company borrowed $300,000 from Mankato Investments LLC to fund lease acquisitions and the exploration and development of the Leases acquired in the Arkoma Basin. Four wells were drilled on the leases. None of the wells drilled were productive of oil or gas in commercial quantities. The loan was due April 1, 2002 and beginning April 1, 2002 the loan bears interest at 12% per year. As of August 31, 2002 this loan was in default. As partial consideration for this loan, the Company issued warrants for the purchase of 60,000 shares of the Company's common stock at a price of $0.27 per share. These warrants were exercised in September 2000. Mankato Investments LLC is controlled by James Attarian, a director of the Company.

     During the year ended January 31, 2001, the Company received additional loans of $60,000 from Mankato Investments LLC. The loan proceeds were used for operating expenses. The loans are non-interest bearing, were due May 13, 2002 and are in default. As of November 15, 2002 Mankato Investments had not instituted proceedings to collect the amounts owed by the Company. Accordingly, the default in paying these loans has not had any affect on the Company's operations.

      Mr. Attarian has advised the Company that in his opinion the Company owes Mr. Attarian, Mankato Investments and other entities controlled by Mr. Attarian $300,000 to $400,000 more than the $360,000 in loans which the Company has recorded as loans to Mr. Attarian and his affiliates. Dr. Attarian has indicated that his claims in this regard represent amounts paid by Dr. Attarian and his affiliates for shares of the Company's stock and the drilling costs of unproductive oil and gas wells. The Company does not believe it owes any material amounts to Dr. Attarian over and above the $360,000 reflected in the Company's financial statements as of July 31, 2001. However, if Dr. Attarian is successful in his position the Company will be required to record these additional obligations on its balance sheet and eventually settle these obligations with cash or non-cash payments.

         As of July 31, 2001, George G. Shaw, the Company's President and Chairman had lent $396,336 to the Company. This loan is non-interest bearing, unsecured, and does not have fixed terms of repayment. The amounts borrowed from Mr. Shaw were used to fund the Company's operations.

      In June 2000, the Company received a loan of $50,000 from an unrelated third party, which bears interest at 25%. The loan was due December 31, 2000 and is in default. In August 2000, the Company received a loan of $25,000 from an unrelated third party, which bears interest at 10%. At July 31, 2001, $1,672 of interest had been accrued on this note. This loan was due August 2002 and is in default.

     As of August 31, 2002 the Company did not have sufficient funds to pay the outstanding loans referred to above. The Company plans to repay these loans from the sale of oil or gas from wells which may be drilled by the Company, if sufficient capital is available, or from the proceeds received from the sale of the Company's capital stock. Mr. Shaw has advised the Company that he will not look for repayment of the amounts owed to him by the Company prior to December 31, 2003. The other lenders may at any time file a lawsuit to enforce the collection of the amounts owed by the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

         The following description of the Company's properties should be read in conjunction with the description of the Company's business under Item 1. Description of Business.

PRODUCTIVE WELLS AND ACREAGE

         The Company conducts its oil and gas exploration and production operations in eastern Oklahoma and western Arkansas in the Arkoma Basin and in the Powder River Basin of Wyoming. At August 31, 2002, the Company had interests in six producing wells located in Oklahoma and Wyoming, all of which were operated by the Company.

        All of the Company's Producing Properties are leased for an indeterminate number of years, as long as production is maintained. Therefore, it is not possible to provide expiration dates of the Leases on which Producing Properties are located.

         The following table sets forth, at July 31, 2001, by state and basin, the Company's producing wells, Developed Acreage, and Undeveloped Acreage, excluding service (injection and disposal) wells:


                                  Productive Wells (1)    Developed Acreage   Undeveloped Acreage (2)
                                   Gross       Net         Gross       Net      Gross          Net

Oklahoma (Arkoma Basin)                5       2.3         2,560   1,134.4      3,175      2,513.0
Wyoming (Powder River Basin)           2      .285            80      36.8     26,006     25,010.2

Totals                                 7     2.585         2,640   1,171.2     29,181     27,523.2



         The following table sets forth, as of August 31, 2002, by state and basin, the Company's producing wells, Developed Acreage, and Undeveloped Acreage, excluding service (injection and disposal) wells:

                              Productive        Developed        Undeveloped
                               Wells (1)         Acreage         Acreage (2)
                             Gross    Net     Gross    Net      Gross     Net

Oklahoma (Arkoma Basin)          4   2.11     1,920  1,012.8   1,298.4     444.7
Wyoming (Powder River Basin)     2   .285        80     11.4    26,006  25.010.2

Totals                           6  2.395     2,000  1,024.2  27,304.4  25,454.9

(1)  The wells in Oklahoma are gas wells and the wells in Wyoming are oil wells.
(2) "Undeveloped Acreage" includes leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of natural gas and oil regardless of whether the leasehold interest is classified as containing proved undeveloped reserves.

      The basic terms of the oil and gas leases held by the Company as of August 31, 2002 are shown in the following table.

                     Gross           Annual                    Lease
                     Acres          Rental (1)              Expiration

Oklahoma           1,920.0       Held By Production           N/A
                   1,140.0             (2)                   09/02
                     Gross           Annual                    Lease
                     Acres          Rental (1)              Expiration

                     158.4             (2)                   08/03
                  --------
                   3,218.4


Wyoming              640.0       Held By Production           N/A
                   1,943.4             (2)                   11/02
                  14,413.1             (2)                   08/03
                     159.5             (2)                   05/04
                     760.0         $   285                   07/04
                   2,302.0          $1,102                   12/04
                     360.0         $   326                   04/05
                   1,360.0          $1,645                   10/05
                     405.0         $   115                   03/06
                   1,561.0         $   930                   01/07
                     160.0        $     45                   05/07
                   2,022.0          $4,044                   02/08
                 ---------
                  26,086.0

(1)  Represents the Company's share of the annual rental payment.
(2) All lease rentals have been paid in advance on the leases covering these acres.

      Leased acres Held By Production remain in force so long as oil or gas is produced from the well on the particular lease. Leased acres which are not Held By Production require annual rental payments to maintain the lease until the first to occur of the following the expiration of the lease or the time oil or gas is produced from one or more wells drilled on the lease acreage. At the time oil or gas is produced from wells drilled on the leased acreage the lease is considered to be Held By Production.

PRODUCTION, PRICES AND COSTS

        The Company is not obligated to provide a fixed and determined quantity of oil or gas in the future. During the last two fiscal years and the six months ended July 31, 2001, the Company has not had, nor does it now have, any long-term supply or similar agreement with any government or governmental authority. The following table sets forth the Company's net production of oil and gas, average sales prices and average production costs during the periods presented:

                          Year Ended January 31,     Six Months Ended July 31,
                          ----------------------     -------------------------
                          2001           2000        2001              2000
                          ----           ----        ----              ----
Production Data:

Production - Oil (Bbls)    473          1,112         105               307
Gas (Mcf)               31,199         37,887      15,053            15,740
Average sales price -
Oil (Bbls)             $ 27.34        $ 16.39     $ 21.75           $ 26.08
Gas (Mcf)               $ 4.09         $ 1.86      $ 4.33            $ 2.85

Average production
    costs per BOE       $ 4.97         $ 4.35      $ 3.82            $ 7.32

      The unusual increase in average production cost per BOE in the six months ended July 31, 2001 ($7.32) was due to both oil wells being out of production for over two months while workover repairs were completed.

 (1) The components of production costs may vary substantially among wells depending on the methods of recovery employed and other factors, but generally include severance taxes, administrative overhead, maintenance and repair, labor and utilities.

        During July 2001, the average sales prices for the Company's oil and gas production was $23.84 per Bbl of crude oil and $2.75 per Mcf of natural gas.

RESERVES

        The quantities of natural gas and crude oil Proved Developed Reserves presented below include only those amounts which the Company reasonably expects to recover in the future from known oil and gas reservoirs under existing economic and operating conditions, at current prices and costs, under existing regulatory practices and with existing technology. Accordingly, any changes in prices, operating and development costs, regulations, technology or other factors could significantly increase or decrease estimates of Proved Developed Reserves.

        The Company's net Proved Developed Reserves of oil and gas and the present values thereof at January 31, 2001 and 2000, and July 31, 2001, were estimated by Ramsey Property Management, Inc. These estimates were utilized in the preparation of the Company's consolidated financial statements for the applicable periods, and for other reporting purposes.

        Set forth below are estimates of the Company's net Proved Developed Reserves and the present value of estimated future net revenues from such Reserves based upon the standardized measure of discounted future net cash flows relating to proved oil and gas Reserves in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" (SFAS No. 69). The standardized measure of discounted future net cash flows is determined by using estimated quantities of Proved Developed Reserves and the periods in which they are expected to be developed and produced based on period-end economic conditions. The estimated future production is priced at period-end prices, except where fixed and determinable price escalations are provided by contract. The resulting estimated future cash inflows are then reduced by estimated future costs to develop and produce reserves based on period-end cost levels. No deduction has been made for depletion, depreciation or for indirect costs, such as general corporate overhead. Present values were computed by discounting future net revenues by 10% per year.

                                  July 31,               January 31,
                                    2001              2001             2000
                                Oil     Gas       Oil      Gas    Oil      Gas
                               (Bbls)  (Mcf)     (Bbls)   (Mcf)  (Bbls)   (Mcf)

Proved reserves               8,218  700,813     11,676  760,143 8,909  730,441

Estimated future net
 cash flows from proved
 oil and gas reserves            $1,931,506         $7,008,916     $1,439,089

Present value of future net
  cash flows from proved
  oil and gas reserves          $   711,545         $2,429,385     $  547,246

        For further information on the Company's Reserves, costs relating to oil and gas activities and results of operations from producing activities, see the unaudited Supplemental Information included as part of the Company's financial statements for the years ended January 31, 2001 and 2000.

        As of July 31, 2001 one of the Company's wells in the Arkoma Basin accounted for 84% of the Company's total oil and gas reserves and 89% of the present value of the Company's future net cash flow from its oil and gas reserves.

        In general, the volume of production from natural gas and oil properties owned by the Company declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced. Volumes generated from future activities of the Company are therefore highly dependent upon the level of success in acquiring or finding additional reserves and the costs incurred in doing so.

        During the past year, the only report concerning the Company's estimated proved reserves that was filed with a U.S. federal agency other than the Commission was the Annual Survey of Domestic Oil and Gas Reserves which was filed with the Energy Information Administration ("EIA") as required by law. Only minor differences of less than 5% in reserve estimates, which were due to small variances in actual production versus year-end estimates, occurred in certain classifications reported in this document as compared to those in the EIA report.

DRILLING ACTIVITIES

        During the periods indicated, the Company drilled or participated in the drilling of the following wells:

                                  Year Ended January 31,   Six Months Ended
                               2000         2001            July 31, 2001
                               ----         ----        ----------------------
                        Gross     Net   Gross   Net     Gross     Net

Exploratory Wells (1):
  Productive:
   Oil                   --      --     --      --       --        --
   Gas                   --      --     --      --       --        --
  Nonproductive           3     1.5     --      --       --        --
Development Wells (1):
  Productive:
   Oil                   --      --     --      --       --        --
   Gas                   --      --     --      --       --        --
  Nonproductive           1     0.5      1     0.5       --        --
Total Wells (1):
  Productive:
   Oil                   --      --     --      --       --        --
   Gas                   --      --     --      --       --        --
  Nonproductive           4     2.0      1     0.5       --        --


                            Year Ended January 31,     Six Months Ended
                                   2002                    July 31,
2002
                           Gross           Net          Gross      Net
Exploratory Wells (1):
  Productive:                 --           --             --       --
  Oil                         --           --             --       --
  Gas                         --           --             --       --
  Nonproductive                1         0.14             --       --
Development Wells (1):
  Productive:                 --           --             --       --
  Oil                         --           --             --       --
  Gas                         --           --             --       --
  Nonproductive                0           --             --       --
Total Wells (1):
  Productive:                  0
  Oil                         --           --             --       --
  Gas                         --           --             --       --
  Nonproductive                1         0.14             --       --


 (1) Each well completed to more than one producing zone is counted as a single well. The Company has royalty interests in certain wells that are not included in this table.

OVERRIDING ROYALTY INTERESTS

        The Company does not own any Overriding Royalty Interests.

TITLE TO PROPERTIES

        Title to properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and gas industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Drilling title opinions are always prepared before commencement of drilling operations; however, as is customary in the industry.

OFFICE PROPERTIES

        In September 2001, the Company relocated its offices in 4,320 square feet on the third floor at 800 Northeast 63rd Street, Oklahoma City, Oklahoma. The office space is occupied under an unwritten lease, on a month-to-month basis, requiring rental payments of $3,420 per month. The building is owned by George G. Shaw, the Company's Chief Executive Officer and a Director.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents, as of August 31, 2002, information related to the beneficial ownership of our common stock of (i) each person who is known to us to be the beneficial owner of more than 5% thereof, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated, and there are no family relationships amongst our executive officers and directors, except that George
G. Shaw is the father of G. Scott Shaw. For purposes of the following table, the number of shares and percent of ownership of our common stock that the named person beneficially owns includes shares of our common stock that the person has the right to acquire on or before October 31, 2002 from exercise of stock options or otherwise and are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the number of shares beneficially owned and percent of common stock of any other named person.

                                                   Shares           Percent of
                                                Beneficially      Outstanding
Name (and address) of Beneficial Owner          Owned (1)         Shares (1) (2)
--------------------------------------          ---------         --------------

George G. Shaw (3)
Third Floor, 800 Northeast 63rd Street
Oklahoma City, Oklahoma 73105                  7,070,236              27%

Energas Pipeline Co., Inc. (3)
Third Floor, 800 Northeast 63rd Street
Oklahoma City, Oklahoma 73105                  7,070,236              27%
Third Floor, 800 Northeast 63rd Street
Oklahoma City, Oklahoma 73105                  7,070,236              27%

James H. Attarian, M.D. (4)
230 East Main Street
Mankato, Minnesota 56002-8674                  2,900,450           10.9%
Energas Corporation (3)

Mankato Investments LLC (4)
230 East Main Street
Mankato, Minnesota 56002-8674                  2,900,450            10.9%

Jurassic Capital LLC (4)
230 East Main Street
Mankato, Minnesota 56002-8674                  2,900,450            10.9%

Clare LLC (5)
401 South LaSalle, Suite 302
Chicago, Illinois 60605                        2,000,000             7.7%

Dennis P. Flynn (5)
401 South LaSalle, Suite 302
Chicago, Illinois 60605                        2,000,000             7.7%

G. Scott Shaw 60,000 *

David W. Young                                        --               --

Michael E. Dunn                                       --               --

Executive Officers and Directors as a group
 (five persons) (3) (4)                       10,030,686              39%

* The shares beneficially owned represent less than 1% of the outstanding shares.

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of the named person to acquire the shares within 60 days of the above-mentioned date are treated as outstanding for determining the amount and percentage of common stock owned by the person. Based upon our knowledge, each named person has sole voting and sole investment power with respect to the shares shown except as noted, subject to community property laws, where applicable.

(2) The percentage shown was rounded to the nearest one-tenth of one percent, based upon 26,143,001 shares of common stock outstanding on August 31, 2002.

(3) The beneficially owned shares and the percentage include (i) 2,444,916 shares held by Energas Corporation of which 1,759,680 of these shares are subject to a time-release escrow agreement, and (ii) 3,460,320 shares held by Energas Pipeline Co., Inc. are subject to a time-based escrow agreement and
(iii) 1,585,000 shares of common stock held by Mr. Shaw. The shares held under the escrow agreements will be released from escrow in 12 six month installments commencing on March 21, 2002 (initially four installments of 290,000 shares of common stock followed by eight installments of 580,000 shares of common stock). Mr. Shaw controls Energas Corporation and Energas Pipeline Co., Inc.

(4) The beneficially owned shares and the percentage include (i) 1,405,675 shares of common stock and 275,675 shares of common stock underlying common stock purchase warrants held and exercisable by Mankato Investments LLC, (ii) 384,550 shares of common stock and 384,550 shares of common stock underlying common stock purchase warrants held by Jurassic Capital LLC, and (iii) 450,000 shares held by Dr. Attarian. Dr. Attarian controls Mankato Investments LLC and Jurassic Capital LLC.

(5) Clare L.L.C. is controlled by Dennis P. Flynn.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth information with respect to each of the Company's executive officers and directors as of August 31, 2002. The Company's directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting or until their successors are elected and qualified. The Company's executive officers are elected by our board of directors and serve at its discretion.

Name                         Age   Position

George G. Shaw               72    President and Chief Executive Officer and
                                   Chairman of the Board
G. Scott Shaw                31    Vice President - Corporate Development,
                                   and a Director
David W. Young               52    Chief Financial Officer and a Director
Stephen D. Wortley           43    Secretary
James H. Attarian, M.D.      42    Director

         The following is a brief description of the business background of the Company's executive officers and directors:

     GEORGE G. SHAW is the President, Chief Executive Officer and Chairman of the Board of directors of the Company and has held these positions since July 1991. Mr. Shaw is the President of Energas Corporation and its subsidiary Energas Pipeline Co., Inc., both privately held companies engaged in oil and gas exploration and gas gathering. Mr. Shaw is the father of G. Scott Shaw.

         G. SCOTT SHAW is the Vice President - Corporate Development and a director of the Company and has held these positions since August 23, 1996. Mr. Shaw was graduated from Oklahoma State University in 1993 with a B.S. in Biology. Mr. Shaw is the son of George G. Shaw.

     DAVID W. YOUNG has held the position of Chief Financial Officer of the Company since April 1995. Mr. Young has been a director of the Company since August 2001. Mr. Young is a practicing accountant and was graduated from the University of Central Oklahoma in 1975, with a B.B.S. in accounting.

     STEPHEN D. WORTLEY has been the Secretary of the Company since December, 1991. Mr. Wortley is a partner and managing attorney in the Vancouver, B.C., Canada office of Lang Michener Lawrence & Shaw, law firm.

     JAMES H. ATTARIAN, M.D. became a director of the company in August 2001. Dr. Attarian has been a practicing physician since February 1994. He is the managing member of Mankato Investments LLC and Jurassic Capital LLC, both privately-held investment companies. Dr. Attarian received a B.S. in 1983 and a M.D. in 1987 from the University of Michigan.

Former Director

     MICHAEL E. DUNN (age 56) was a director of the Company between August 2001 and December 2001. Mr. Dunn has been a member, shareholder and the President of Dunn Swan & Cunningham, a law firm, since February 28, 1995. Since January 1999, Mr. Dunn has been a Director of Precis, Inc., a publicly-held company engaged in the offer and sale of consumer membership programs. From August 1994 until December 7, 1998, when acquired by The Kroll-O'Gara Company, Mr. Dunn served as a Director of Laboratory Specialists of America, Inc., a forensic drug testing company. From April 1980, he has been a shareholder and director of Zrenda Dunn & Swan, a law firm, and has served as President since April 1992. He has been the owner of the Woodlake Racquet Club, a recreational athletic club, since 1981. Mr. Dunn graduated from the University of Oklahoma College of Law in 1972, and holds a B.B.S. in accounting and pursued graduate studies at the University of Oklahoma.

     As of August 31, 2002 George Shaw, David Young and Dr. Attarian were members of the Company's Audit Committee.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth the compensation during the years ended January 31, 2001, 2000 and 1999, paid or accrued, of George G. Shaw, the Company's Chief Executive Officers during those years. None of the Company's executive officers received compensation in excess of $100,000 during the year ended January 31, 2001.

                                                                                 Long-Term
                                                                                Compensation
                                                                                   Awards
                                                                                Common Stock
                                         Year Ended      Annual Compensation     Underlying
Name and Principal Position              January 31,    Salary (2)  Bonus (3)     Options
---------------------------              ----------     ----------  ---------   -------------

George G. Shaw                              2001          $33,000     $ --             --
   President and Chief Executive Officer    2000          $33,000     $ --      1,000,000
                                            1999          $33,000     $ --             --


(1) The named executive officer received additional non-cash compensation, perquisites and other personal benefits; however, the aggregate amount and value thereof did not exceed 10% of the total annual salary and bonus paid to and accrued for the named executive officer during the year.
(2) Dollar value of base salary (both cash and non-cash) earned during the year.
(3)  Dollar value of bonus (both cash and non-cash) earned during the year.

AGGREGATE OPTION GRANTS AND EXERCISES IN YEAR ENDED JANUARY 31, 2001 AND YEAR-END OPTION VALUES

         During the year ended January 31, 2001, the Company did not grant any stock options to its executive officers. The following table sets forth information related to the number and value of options held by George Shaw at January 31, 2001. During the year ended January 31, 2001, no options to purchase the Company's common stock were exercised by Mr. Shaw.

                                                        Value of Unexercised
                               Number of Unexercised        In-The-Money
                                  Options as of             Options as of
                                 January 31, 2001       January 31, 2001 (1)
Name                        Exercisable Unexercisable  Exercisable Unexercisable
----                        ----------- -------------  ----------- -------------

George G. Shaw, President
 and Chief Executive Officer  1,000,000         --            --          --

(1) The closing sale price of the Company's common stock as reported on the Canadian Venture Exchange on January 31, 2001 was $0.25. The per-share value is calculated based on the applicable closing sale price per share, minus the exercise price, multiplied by the number of shares of common stock underlying the options. Because the exercise price of the stock options exceeded the closing sale price of the Company's common stock on January 31, 2001, the options did not have any value on January 31, 2001 and expired on August 24, 2001.

Outstanding Options and Warrants

     As of July 31, 2001 the following officers, directors, and/or principal shareholders held options or warrants:

                       Date of       Shares Issuable  Exercise     Expiration
Name                   Grant         Upon Exercise      Price
Date

George Shaw            8-24-99      1,000,000          $0.16        8-24-01
Scott Shaw             8-24-99         75,000          $0.16        8-24-01
David Young            8-24-99         75,000          $0.16        8-24-01
Stephen Wortley        8-24-99         75,000          $0.16        8-24-01
James H. Attarian     10-13-99        500,000 (1)      $0.23       10-13-01
James H. Attarian     12-21-00        275,675 (1)      $0.32       12-21-02
James H. Attarian      4-11-01        384,550 (2)      $0.20        4-11-03
Other Company
 Employees             8-24-99        610,000          $0.16        8-24-01

(1) Represents warrants held by Mankato Investments LLC, a company controlled by Dr. Attarian.
(2) Represents warrants held by Jurassic Capital LLC, a company controlled by Dr. Attarian.

      With the exception of the options expiring in 2002 and 2003, all of the options shown above expired without being exercised. As of August 31, 2002 none of the options expiring in 2002 or 2003 had been exercised.

      Since July 31, 2001 the Company has not issued any additional options or warrants.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

      As permitted by the provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation eliminates the monetary liability of its directors for a breach of their fiduciary duty as directors. However, these provisions do not eliminate our director's liability (i) for a breach of the director's duty of loyalty to us or our shareholders, (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Act, or for any transaction from which the director derived an improper personal benefit.

      In addition, these provisions do not eliminate liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or its shareholders, in appropriate circumstances, to seek equitable remedies including injunctive or other forms of non-monetary relief. These remedies may not be effective in all cases.

      The Company's bylaws require the Company to indemnify its directors and officers. Under these provisions, when an individual in his or her capacity as an officer or a director is made or threatened to be made, a party to any suit or proceeding, the individual may be indemnified if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the Company's best interest. These bylaws further provide that this indemnification is not exclusive of any other rights to which the individual may be entitled.

Insofar as indemnification for liabilities arising under these bylaws or otherwise may be permitted to the Company's directors and officers, the Company has been advised that in the opinion of the Securities and Exchange Commission indemnification for securities law violations is against public policy and is, therefore, unenforceable.

LACK OF EMPLOYMENT AGREEMENTS AND KEYMAN INSURANCE

      The Company does not have any employment agreements with its officers or employees. The Company does not maintain any keyman insurance on the life or in the event of disability of any of its officers.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Described below is a description of transactions the Company entered into with its officers, directors, and shareholders during the six months ended July 31, 2001 and the years ended January 31, 2001 and 2000. These transactions may continue in effect and may result in conflicts of interest between the Company and these individuals. Although these persons have fiduciary duties to the Company and its shareholders, there can be no assurance that conflicts of interest will always be resolved in favor of Company and its shareholders. Neither the Company's Articles of Incorporation nor Bylaws contain any provisions for resolving potential or actual conflicts of interest.

      For legal services performed, the Company was billed during the six months ended July 31, 2001 and the years ended January 31, 2001 and 2000, $15,335, $75,521 and $37,262, respectively, by Lang Michener Lawrence & Shaw. Larry S. Hughes, a former Director of the Company, is a member of Lang Michener Lawrence & Shaw.

      In December 2000, Mankato Investments LLC purchased 275,675 shares of common stock and common stock purchase warrants exercisable for the purchase of 275,675 shares of common stock for $.33 per share on or before December 21, 2002. The Company received proceeds from this sale of $60,350. In April 2001, Jurassic Capital LLC purchased 384,550 shares of common stock and common stock purchase warrants exercisable for the purchase of 384,550 shares of common stock for $.195 per share on or before April 11, 2003. The Company received proceeds from this sale of $74,733. Mankato Investments LLC and Jurassic Capital LLC are controlled by James H. Attarian, a director and principal shareholder.

      In September 2000, the Company relocated its offices to the third floor, 800 Northeast 63rd Street, Oklahoma City, Oklahoma. The office space is occupied under an unwritten month-to-month lease requiring rental payments of $3,420 per month to Mr. Shaw, the owner of the building. During the year ended January 31, 2001 and the six months ended July 31, 2001, the Company paid rent of $56,860 and $20,520, respectively. In addition, Mr. Shaw owns Energas Pipeline Company that operates the natural gas gathering system to which the Company's four wells in Atoka County, Oklahoma are connected. During the six months ended July 31, 2001, and the year ended January 31, 2001 and 2000, Energas Pipeline Company received $6,622, $12,466 and $15,454, respectively, for its services in operating the gathering system.

      As of July 31, 2001 the Company had borrowed $396,336 from George Shaw and $360,000 Mankato Investments LLC. See Part I, Item 2 of this registration statement for information concerning the terms of these loans.

      During the six months ended July 31, 2001 the Company issued 400,070 shares of its common stock to Mankato Investments LLC in payment of $138,800 advanced to the Company by Mankato Investments. The $138,000 in advances were in addition to the $360,000 owed by the Company to Mankato.

      The Company believes that the legal fees paid Lang Michener Lawrence & Shaw, the rent paid to Mr. Shaw and the terms of the other transactions between the Company and its officers and directors discussed above were fair and reasonable and were upon terms as least as favorable as the Company could have obtained from unrelated third parties.

ITEM 8.  DESCRIPTION OF SECURITIES

      The Company is a Delaware corporation. Pursuant to its Certificate of Incorporation, the Company is authorized to issue up to 120,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $.001 par value per share, and 20,000,000 shares of preferred stock, $.001 par value per share. As of August 31, 2002 the Company had 26,143,001 outstanding shares of common stock. The Company has not issued any shares of preferred stock.

      The following description of the material features relating to the Company's common stock and preferred stock is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and bylaws, which have been filed as exhibits to this Registration Statement.

COMMON STOCK

      The rights, privileges, disabilities and restrictions in general of the holders of our outstanding shares of the common stock are as follows:

o the right to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of assets legally available therefor, subject to the payment of preferential dividends with respect to our then outstanding preferred stock;

o the right to share ratably in all assets available for distribution to the Common Stock shareholders after payment of our liabilities in the event of our liquidation, dissolution and winding-up, subject to the prior distribution rights of the holders of our then outstanding preferred stock;

o the right to one vote per share on matters submitted to a vote by our common stock shareholders;

o no preferential or preemptive right and no subscription, redemption or conversion privilege with respect to the issuance of additional shares of our common stock; and

o no cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors then subject to election.

In general, a majority vote of shares represented at a meeting of common stock shareholders at which a quorum (a majority of the outstanding shares of common stock) is present, is sufficient for all actions that require the vote or concurrence of shareholders, subject to and possibly in connection with the voting rights of the holders of the outstanding preferred stock and entitled to vote with the holders of the common stock. All of the outstanding shares of the Company's common stock is fully paid and non-assessable.

      The Company's common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell the Company's securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of the Company's shareholders to sell their shares in the secondary market. Some broker dealers may not be willing to make a market in the Company's common stock as a result of the rule.

PREFERRED STOCK

      The Company's authorized preferred stock may be issued from time to time in one or more series. The Company's board of directors, without further approval of the common stock shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of our preferred stock. The Company believes that having a class of preferred stock provides greater flexibility in financing, acquisitions and other corporate activities. While there are no current plans, commitments or understandings, written or oral, to issue any of our preferred stock, in the event of any issuance, the common stock shareholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuance of preferred stock could adversely affect

o    the voting power of the holders of our then outstanding common stock,

o the likelihood that the holders will receive dividend payments and payments upon liquidation, and

o could have the effect of delaying or preventing a change in shareholder and management control.

      The Company's ability to issue preferred stock may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's board of directors rather than pursue non-negotiated takeover attempts. The Company believes that the benefits of having the ability to issue preferred stock outweigh the potential disadvantages of discouraging these proposals because, among other things, negotiation of the proposals might result in an improvement of their terms. In some circumstances, the preferred stock could be issued and have the effect of preventing or discouraging a third party from acquiring large blocks of the Company's common stock within a short period or attempting to obtain control of the Company, even though the attempt might be beneficial to the Company's shareholders. Accordingly, the Company's shareholders could be deprived of the opportunities to sell their shares at a higher market price than might otherwise be the case.

TRANSFER AGENT AND REGISTRAR

     Pacific Corp. Trust Co. is the registrar and transfer agent of the Company's common stock, with a mailing address of 625 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2B8.

SHAREHOLDER ACTION

      Under our bylaws, the affirmative vote of the holders of a majority of our outstanding shares of the common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to any act or action required of or by the holders of the common stock, except as otherwise provided by the Delaware General Corporation Law.

      Under the Delaware General Corporation Law, the Company's shareholders may take actions without the holding of a meeting by written consent. The written consent must be signed by the holders of a sufficient number of shares to approve the act or action had all of our outstanding shares of capital stock entitled to vote thereon been present at a meeting. In this event, we are required to provide prompt notice of any corporate action taken without a meeting to our shareholders who did not consent in writing to the act or action.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      The Company's common stock is traded listed on the Canadian Venture Exchange under the symbol EEG. The closing sale prices reflect inter-dealer prices without adjustment for retail markups, markdowns or commissions and may not reflect actual transactions. The following table sets forth the high and low sale prices of our common stock in U.S. currency during the calendar quarters presented as reported by the Canadian Venture Exchange.

                                                 Closing Sale Price
                                                   Common Stock
Quarter Ended                                High           Low

      July 31, 2002                          $0.13          $0.03
      April 30, 2002                         $0.07          $0.04

      January 31, 2002                       $0.16          $0.03
      October 31, 2001                       $0.25          $0.12
      July 31, 2001                          $0.25          $0.12
      April 30, 2001                         $0.19          $0.12

      January 31, 2001                       $0.39          $0.12
      October 30, 2000                       $0.47          $0.20
      July 31, 2000                          $0.57          $0.13
      April 30, 2000                         $0.29          $0.15

      January 31, 2000                       $0.29          $0.15
      October 30, 1999                       $0.32          $0.12
      July 31, 1999                          $0.26          $0.13
      April 30, 1999                         $0.28          $0.10

      On August 31, 2002, the closing sale price of the Company's common stock as quoted on the Canadian Venture Exchange was $0.13. On August 31, 2002, there were approximately 870 holders of the Company's common stock.

      The market price of the Company's common stock is subject to significant fluctuations in response to, and may be adversely affected by (i) variations in quarterly operating results, (ii) developments in the oil and gas industry generally and more particularly within the geographically and geological areas that the Company owns and operates properties, and (iii) general stock market conditions.

      Within the United States, the Company's common stock is subject to the "penny stock" rules. The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons recommending the purchase or sale of a penny stock. Required compliance with these rules will materially limit or restrict the ability to resell the Company's common stock, and the liquidity typically associated with other publicly traded stocks may not exist.

ITEM 2.  LEGAL PROCEEDINGS

            From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to any pending legal proceedings.

      James Attarian, a director and principal shareholder of the Company, has advised the Company that in his opinion the Company owes Mr. Attarian and several companies controlled by Mr. Attarian $300,000 to $400,000 more than the $360,000 in loans which the Company has recorded as loans to Mr. Attarian and his affiliates. Dr. Attarian has indicated that his claims in this regard represent amounts paid by Dr. Attarian and his affiliates for shares of the Company's stock and the drilling costs of unproductive oil and gas wells. The Company does not believe it owes any material amounts to Dr. Attarian over and above the $360,000 reflected in the Company's financial statements as of July 31, 2001.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      Effective January 24, 2002 the Company retained Spicer, Jefferies & Co. ("Spicer") to act as the Company's independent certified public accountant. In this regard Spicer replaced Bedford Curry & Co. which audited the Company's financial statements for the fiscal years ended January 31, 2001, 2000 and 1999. The report of Bedford Curry for these fiscal years did not contain an adverse opinion, or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. However, the report of Bedford Curry for these fiscal years was qualified with respect to uncertainty as to the Company's ability to continue as a going concern. During the Company's three most recent fiscal years and the subsequent interim period ended January 24, 2002 there were no disagreements with Bedford Curry on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Bedford Curry would have caused it to make reference to such disagreements in its reports.

      Bedford Curry is based in Vancouver, British Columbia. The Company dismissed Bedford Curry due to rules of the Securities and Exchange Commission which require the Company's financial statements to be audited by accountants that are based in the United States. The Company has authorized Bedford Curry to discuss any matter relating to the Company and its operations with Spicer.

      The change in the Company's auditors was recommended and approved by the Company's board of directors.

      During the two most recent fiscal years and subsequent interim period ended January 24, 2002, the Company did not consult with Spicer regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was the subject of a disagreement or a reportable event as defined in the regulations of the Securities and Exchange Commission.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES
                                                                         Note
                                                                       Reference

      In December 2000, Mankato Investments LLC purchased 275,675          A
shares of common stock and common stock purchase warrants exercisable for the purchase of 275,675 shares of common stock for $.33 per share on or before December 21, 2002. The Company received proceeds from this sale of $60,350. Furthermore, in

April 2001, Jurassic Capital LLC purchased 384,550 shares of common stock and common stock purchase warrants exercisable for the purchase of 384,550 shares of common stock for $.195 per share on or before April 11, 2003. The Company received proceeds from this sale of $74,734. Mankato Investments LLC and Jurassic Capital LLC are controlled by James H. Attarian, a director and principal shareholder of the Company.

      In July 2001, Clare LLC purchased 2,000,000 shares of common         B.
stock for which the Company received $390,562. Clare LLC is controlled by Dennis P. Flynn as the managing member. In connection with the sale of the common stock to Clare LLC, the Company agreed to file a registration statement under the Securities Act of 1933, as amended, on or before October 18, 2001 to register the shares of common stock, and to maintain such registration until either the shares are sold or become eligible for sale without registration pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. Clare LLC has verbally waived the foregoing registration requirements.

      During the six months ended July 31, 2001 the Company issued         C.
400,070 shares of its common stock to Mankato Investments LLC in payment of $138,800 advanced to the Company by Mankato Investments.
Mankato Investments LLC is controlled by James H. Attarian, a director and principal shareholder of the Company.

      The Company relied on Rule 506 of the Securities and Exchange Commission in connection with the sale of the shares referred to in A and B. Each purchaser of the common stock and warrants was furnished information concerning the Company's operations, and each had the opportunity to verify the information supplied. Additionally, the Company obtained a signed representation from each of the above named persons in connection with the offer of the common stock and warrants of his, her or its intent to acquire the common stock and warrants for the purpose of investment only, and not with a view toward the subsequent distribution thereof each of the certificates representing. The certificates evidencing the common stock and warrants were stamped with a legend restricting transfer of the securities represented thereby, and the Company issued stop transfer instructions to its transfer agent and registrar of the common stock. No commissions were paid on any of the above purchase transactions.

      The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with the issuance of the shares referred to in C.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company's bylaws require it to indemnify its directors and officers. Under these provisions, when an individual in his or her capacity as an officer or a director is made or threatened to be made a party to any suit or proceeding, the individual may be indemnified if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to our best interest. The Company's bylaws further provide that this indemnification is not exclusive of any other rights to which the individual may be entitled. Insofar as indemnification pursuant to the Company's bylaws or otherwise may be permitted to our directors and officers for liabilities arising under the securities laws, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy and is, therefore, unenforceable.

                                       ENERGAS RESOURCES INC.

                                  CONSOLIDATED FINANCIAL STATEMENTS


                                      JANUARY 31, 2001 AND 2000

                             ENERGAS RESOURCES INC.

                                    CONTENTS



                                                                     Page

Independent Auditors' Report                                          1

Consolidated Balance Sheets                                           2

Consolidated Statements of Operations                                 3

Consolidated Statements of Stockholders' Equity (Deficit)             4

Consolidated Statements of Cash Flows                                 5

Notes to Consolidated Financial Statements                            6

                          INDEPENDENT AUDITORS' REPORT









To the Board of Directors
Energas Resources Inc.

We have audited the consolidated balance sheets of Energas Resources Inc. as of January 31, 2001 and 2000 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended January 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated sufficient cash flows from operations and has suffered operating losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in this regard are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                /S/ SPICER, JEFFRIES & CO.


Denver, Colorado
February 7, 2002

                             Energas Resources Inc.

                           CONSOLIDATED BALANCE SHEETS


                            January 31, 2001 and 2000




                                                            2001        2000

                                     ASSETS

Current Assets
   Cash                                                  $  22,547   $   2,152
   Accounts receivable                                      14,922       8,575
   Prepaid expenses                                          2,419       6,353
                                                         ---------   ---------
                                 Total Current Assets       39,888      17,080
                                                         ---------   ---------

Property and equipment, net                                545,476     577,107
                                                         ---------   ---------
Other Assets                                                 4,488       3,292
                                                         ---------   ---------
                                                         $ 589,852   $ 597,479

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
   Accounts payable and accrued expenses                 $ 153,981    $ 42,944
   Due to related party and shareholder (Note 7)           712,328     510,705
   Note payable (Note 4)                                    50,000           -
   Current portion of bank loan                                  -       3,694
                                                         ----------  ---------

                           Total Current Liabilities       916,309     557,343
                                                         ---------   ---------
Long-term debt
Due to shareholder (Note 7):
  Principal amount                                         360,000     300,000
  Less unamortized discount                                 42,241      68,542
                                                         ---------   ---------
  Long-term debt less unamortized discount                 317,759     231,458
                                                         ---------   ---------

STOCKHOLDERS' EQUITY

Common Stock, $.001 par value, 100,000,000
 shares authorized 22,459,153 and 22,123,478
 shares issued and outstanding                              22,459      22,123
Additional Paid in Capital                               6,828,342   6,735,655
Deficit                                                 (7,495,017) (6,949,100)
                                                         ---------   ---------

                                                          (644,216)   (191,322)
                                                         ---------   ---------
                                                         $ 589,852   $ 597,479
                                                         =========   =========


The Accompanying Notes are an Integral Part of These Financial Statements.

                             Energas Resources Inc.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                      Years ended January 31, 2001 and 2000




                                                2001        2000

REVENUE

Oil and gas sales                            $ 141,689   $  81,931
Pipeline revenue                                14,792      15,323
                                             ---------   ---------

                                               156,481      97,254

EXPENSES

Salaries and benefits                          305,924     310,510
Depreciation and depletion                      27,903      48,104
Write down of oil and gas properties                 -     181,002
Legal and accounting                            85,524      40,923
Rent                                            54,452      65,101
Business investigation costs                    50,000           -
Oil and gas production                          27,765      32,287
Consulting                                      27,500      30,000
Office and general                              28,125      28,777
Travel and promotion                            21,771      17,538
Telephone                                       18,478      16,534
Regulatory fees                                  4,074       4,614
Pipeline costs                                   3,283       4,692
Interest expense                                47,599      55,625
                                             ---------   ---------
                                               702,398     835,707
                                             ---------   ---------
Loss before extraordinary item                (545,917)   (738,453)

EXTRAORDINARY ITEM:
Gain on settlement of debt (Note 5)                  -      49,930
                                             ---------   ---------

NET LOSS                                     $(545,917) $ (688,523)
                                             =========   =========

LOSS PER SHARE - BASIC AND DILUTED:
  Loss before extraordinary item             $  (0.02)   $  (0.03)
  Extraordinary item                         $      -    $   ( * )
                                             ---------   --------
  Net loss                                   $  (0.02)   $  (0.03)
                                             ========    ========


WEIGHTED AVERAGE SHARES OUTSTANDING        22,177,227  21,151,579
                                           ==========  ==========


*  Less than $0.01 per share



The Accompanying Notes are an Integral Part of These Financial Statements.

                             Energas Resources Inc.

             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                      Years ended January 31, 2001 and 2000




                                      Common Stock       Additional
                                     $.001 par value       Paid-in
Accumulated
                                   Shares      Amount      Capital     Deficit



Balance, January 31, 1999        20,814,678   $ 20,814   6,295,400  $(6,260,577)

Common stock issued for:
   Settlement of debt               808,800        809     198,161            -
   Private placement                500,000        500     100,886            -
Issuance of warrants                      -          -     141,208            -
Net loss                                  -          -           -     (688,523)
                                -----------  ---------   ---------   -----------

Balance, January 31, 2000        22,123,478     22,123   6,735,655   (6,949,100)

Common stock issued for:
   Warrants exercised                60,000         60      15,859            -
   Private placement                275,675        276      60,074            -
Issuance of warrants                      -          -      16,754
Net loss                                  -          -           -     (545,917)
                                -----------  ---------    --------   -----------
Balance, January 31, 2001        22,459,153  $  22,459  $6,828,342  $(7,495,017)
                                ===========  =========  ==========  ============









The Accompanying Notes are an Integral Part of These Financial Statements.

                             Energas Resources Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                      Years ended January 31, 2001 and 2000

                                                          2001           2000
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                                             $(545,917)   $   (688,523)
Add items not involving cash:
   Depreciation and depletion                           27,903          48,104
   Amortization of discount and debt issue cost         47,356          86,415
     Write-down of oil and gas properties                    -         181,002
   Gain on settlement of debt                                -         (49,930)

Change in non-cash working capital balances
 related to operations:
   Increase (decrease) in accounts payable
     and accrued expenses                              111,037         (50,111)
   Increase in debt issue cost                          (5,497)        (17,041)
   Decrease in prepaid expenses                          3,934             254
   Decrease (increase) in accounts receivable           (6,347)          8,126
                                                     ---------     -----------
Net Cash Used in Operating Activities                 (367,531)       (481,704)
                                                     ---------     -----------
Cash Flows from Financing Activities

Shares issued for:
   Private placement                                    60,350         101,386
   Warrants                                             15,919               -
   Options                                                   -               -
Issuance of warrants                                    16,754         141,208
Increase in due to shareholder                         244,869         441,209
Increase in note payable                                50,000               -
Repayment of bank loan                                  (3,694)         (5,460)
                                                     ---------     -----------
Net Cash Provided By Financing Activities              384,198         678,343
                                                     ---------     -----------
Cash Flows From Investing Activities

Purchase of equipment                                   (6,272)         (1,701)
Proceeds on disposal of oil and gas properties          10,000               -
Exploration expenditures and acquisitions of oil
and gas properties                                           -        (214,707)
                                                     ---------     -----------
Net Cash Provided (Used) By Investing Activities         3,728        (216,408)
                                                     ---------     -----------
Increase (decrease) in cash                             20,395         (19,769)

Cash, beginning of year                                  2,152          21,921
                                                     ---------     -----------
CASH, end of year                                   $   22,547    $      2,152
                                                     =========     ===========
Supplemental Cash Flow Information
  Cash Paid For Interest                            $    1,130    $          -
                                                     =========     ===========



The Accompanying Notes are an Integral Part of These Financial Statements.

                             Energas Resources Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      Years ended January 31, 2001 and 2000


1. NATURE OF OPERATIONS

Energas Resources Inc., incorporated in British Columbia, Canada is a public company listed on the Canadian Venture Exchange.

The Company is primarily engaged in the operation, development, production, exploration and acquisition of petroleum and natural gas properties in the United States through its wholly-owned subsidiary, A.T. Gas Gathering Systems, Inc. ("AT GAS"). In addition, the Company owns and operates a natural gas gathering system, located in Oklahoma, which serves the wells operated by the Company for delivery to a mainline transmission system. All of the Company's oil and gas properties are leased, with the exception of the natural gas gathering system. The majority of the Company's operations are maintained and occur through AT GAS. AT GAS is a company incorporated in the State of Oklahoma, U.S.A.

Although the Company has taken steps to verify title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and title may be affected by undetected defects.

The Company is in the process of developing its petroleum and natural gas properties and as of January 31, 2001 had a working capital deficiency of $876,421 and incurred an operating loss of $545,917 for the year then ended. The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing. The ability of the Company to continue operations is contingent upon attaining profitable operations and obtaining additional debt and/or equity capital to fund its operations. Subsequent to January 31, 2001, the Company issued 799,298 shares of common stock for the relief of debt of $216,824 and issued 500,000 shares of common stock in relation to an exercise of warrants by a related party for the relief of debt of $115,000. In addition the Company issued 2,000,000 shares of common stock for $390,562 in a private placement. In 2002, the Company entered into an agreement with an unrelated party to fund specific drilling prospects. The Company believes if they are successful in their upcoming drilling program they will attain profitable operations. In addition, the Company plans to raise additional funds through private placements of common stock and/or debt.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AT GAS. All significant intercompany items have been eliminated in consolidation.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Oil and natural gas revenue is recognized at the time title is transferred to the customer. Pipeline revenue is earned as a gathering fee at the time the gas is gathered by the customer.

                             Energas Resources Inc.

                      Years ended January 31, 2001 and 2000

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Petroleum and natural gas properties - The Company employs the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to exploration and development of reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells and related overhead.

Capitalized costs, excluding costs relating to unproven properties, are depleted using the unit-of-production method based on estimated proven reserves, as prepared by an independent engineer. For the purposes of the depletion calculation, proven reserves are converted to a common unit of measure on the basis of their approximate relative energy content. Investments in unproved properties are not amortized until the proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment of such properties indicate that properties are impaired, the amount of impairment is added to the capitalized cost base to be amortized

In applying the full-cost method, the Company performs a ceiling test to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves. The carrying value of the properties is compared quarterly to estimated future net cash flows from production or proven reserves. The present value of future net revenue is estimated, using a 10% discount rate, of the future net revenue from proved reserves, based on current prices and costs, less estimated future development and productions costs. In addition, the cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the costs being amortized is added to the present value of the future net revenues and this amount is adjusted for the related tax effects for the purposes of computing the ceiling. . During the years ended January 31, 2001 and 2000, the Company recognized a write down of $0 and $181,002 to properly state its capitalized costs under the full cost method.

Proceeds on disposal of properties are normally applied as a reduction of the capitalized costs without recognition of a gain or loss, unless such amounts would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case gain or loss would be recognized. Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized, unless such adjustment would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.

Long-lived assets - The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset.

Equipment - Equipment is recorded at cost and depreciated on the declining balance basis at the following rates:

                              Computer equipment     30%
                              Truck                  30%
                              Office equipment       20%
                              Computer software     100%

Pipeline is recorded at cost and depreciated using the straight-line method over a period of 3 years.

Environmental liabilities - The Company expenses or capitalizes environmental costs depending on their future economic benefit. Costs that relate to an existing condition caused by past operations with no future economic benefit are expensed. Liabilities for future expenditures of a non-capital nature are recorded when future environmental expenditures and/or remediation is deemed probable and the costs can be reasonably estimated. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. During the years ended January 31, 2001 and 2000, the Company spent $12,390 and $20,867, respectively, on plugging and filling well holes, removing drilling anchors, hauling and disposing of water and drilling mud, filling mud pits, surface leveling and reseeding and general site clean up.

                             Energas Resources Inc.

                      Years ended January 31, 2001 and 2000


2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments - The Company's financial instruments consist of cash, accounts receivable, accounts payable, loans payable, and amounts due to shareholder. Amounts due to shareholder and loans payable are interest free. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

Foreign currency translation - Foreign currency is translated in accordance with Statement of Financial Accounting Standards No. 52, which provides the criteria for determining the functional currency for entities operating in foreign countries. The Company has determined its functional currency is the United States (U.S.) dollar since substantially all of its operations are in U.S. dollars. Financial statements of previous periods presented in Canadian dollars have been translated to US dollars as follows: at rates prevailing during the year for revenue and expense items; at year-end rates for assets and liabilities except for fixed assets and prepaid expenses which are translated at the rate in effect at the time of their acquisition. The net effects of currency translations were not material in any period.

Earnings per share - The Company follows SFAS No. 128, Earnings per Share, for computing and presenting earnings per share, which requires, among other things, dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities, options or warrants were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the entity.

Stock-based compensation - In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock

Concentration - The Company sells all of its oil production and all of its gas production to a related company, Energas Pipeline Company. Energas Pipeline Company then resells the oil production to Conoco and gas production to Duke Energy. The Company believes that either or both of these customers can be replaced on a timely basis.

Cash and cash equivalents - For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future timing differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

Recent pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement, as amended by SFAS No. 137 and SFAS No. 138, establishes standards of accounting for and disclosures of derivative instruments and hedging activities. This statement requires all derivative instruments to be carried on the balance sheet at fair value and is effective for the Company beginning February 1, 2000. The adoption of SFAS No. 133 did not have a material impact on its financial position, results of operations or cash flows.

                             Energas Resources Inc.

                      Years ended January 31, 2001 and 2000

3.  PROPERTY AND EQUIPMENT

                                                   Accumulated             Net Book Value
                                     Cost     Depreciation/Depletion     2001         2000

Unproved oil and gas properties   $204,213       $        -           $204,213     $204,213
Proved oil and gas properties      424,184          103,186            320,998      343,033
Computer equipment                  24,554           17,225              7,329        7,599
Truck                               24,120           19,197              4,923        7,033
Pipeline                            24,750           20,625              4,125       12,375
Office equipment                     7,153            4,465              2,688        2,854
Computer software                    2,400            1,200              1,200            -
                                 ---------        ---------          ---------    ---------
                                 $ 711,374        $ 165,898          $ 545,476    $ 577,107
                                 =========        =========          =========    =========



Oil and gas properties are accounted for using the full cost method (see note
2). Depletion was $21,343 and $41,570 for the years ended January 31, 2001 and 200, respectively.


4. NOTES PAYABLE

In June 2000, the Company received a loan of $50,000, which bore interest at 25%. As consideration of this loan, the Company issued warrants to purchase 50,000 shares of its stock at $1.00 per share. This note was also convertible into common stock up to December 1, 2000. In addition, the president of the Company pledged 200,000 shares of his own common stock of the Company as collateral to the loan as well as personally guaranteeing the loan. The note was due December 1, 2000 and as of January 31, 2001 this note is in default.


5. COMMON STOCK

The Company has authorized capital of 100,000,000 common shares with a $.001 par value. The issued shares are as follows:

                                            2001                    2000
                                    Number      Amount      Number      Amount

Balance, beginning of year      22,123,478   $6,757,778  20,814,678  $6,316,214
Shares issued for:
   Private placement net of
    legal costs                    275,675       60,350     500,000     101,386
   Warrants exercised net of
    legal costs                     60,000       15,919           -           -
   Warrants issued as
    consideration of debt                -       16,754           -     141,208
   Settlement of debt                    -            -     808,800     198,970
                                 ----------   ---------   ---------   ---------
Balance, end of year            22,459,153   $6,850,801  22,123,478  $6,757,778
                                ===========  ==========  ==========  ==========

In October 1999, the Company issued 500,000 shares of common stock through a private placement for $.20 per share or $101,386.

During the year ended January 31, 2000, the Company issued 808,800 shares of common stock at $.25 per share for the settlement of debt in the amount of $198,970. The additional $49,930 owed under the loan agreement was forgiven.

In September 2000, warrants were exercised to purchase 60,000 shares of common stock at $.27 per share or $15,919.

                             Energas Resources Inc.

                      Years ended January 31, 2001 and 2000


5.    COMMON STOCK (Continued)

In December 2000, the Company issued 275,675 shares of common stock and 275,675 warrants to purchase common stock through a private placement for $.22 per share or $60,350. The warrants expire two years from issuance.

During the years ended January 31, 2001 and 2000, warrants were issued as consideration for debt. The warrants were valued at fair value in the amounts of $16,754 and $141,208, respectively.

Options and warrants - The Company has issued stock options to directors and employees and stock warrants as follows:

                Outstanding   Granted    Exercised  Outstanding
     Exercise   January 31,     or          or      January 31,
       Price       1999     (Cancelled)   Expired      2000    Expiration date

Options:
       $0.31     300,000            -    (300,000)         -         May 8, 1999
       $0.31     150,000            -    (150,000)         -     August 28, 1999
       $0.17           -    1,835,000           -  1,835,000     August 24, 2001

Warrants:
       $0.31     500,000            -    (500,000)         -       March 5, 1999
       $0.31     250,000            -    (250,000)         -      March 13, 1999
       $0.31     250,000            -    (250,000)         -        May 20, 1999
       $0.27      50,000            -           -     50,000    January 18, 2001
       $0.27           -       60,000           -     60,000       April 1, 2001
       $0.31           -      500,000           -    500,000    October 13, 2001
       $0.32           -       50,000           -     50,000    October 22, 2001


                Outstanding   Granted    Exercised  Outstanding
     Exercise   January 31,     or          or      January 31,
       Price       2000     (Cancelled)   Expired      2001    Expiration date

Options:
       $0.17  1,835,000            -           -   1,835,000     August 24, 2001

Warrants:
       $0.27     50,000            -     (50,000)          -    January 18, 2001
       $0.27     60,000            -     (60,000)          -       April 1, 2001
       $0.31    500,000            -           -     500,000    October 13, 2001
       $0.32     50,000            -           -      50,000    October 22, 2001
       $0.31          -       25,000           -      25,000     August 31, 2001
       $0.33          -      275,675           -     275,675   December 21, 2002



There were no options granted for compensation during the year ended January 31, 2001.

                             Energas Resources Inc.

                      Years ended January 31, 2001 and 2000


5.    COMMON STOCK (Continued)


Stock based compensation - The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options granted to employees and officers and accordingly no compensation cost has been recognized. Had compensation expense been determined on the basis of the estimated fair values of the options granted in accordance with the Financial Accounting Standards Board Statements No. 123, "Accounting for Stock-Based Compensation", the following adjustments would be necessary:

For years ended January 31,                                 2001        2000

Net loss                                                 $(494,017)  $ (619,149)
Compensation cost                                                -     (110,100)
Pro forma net loss                                       $(494,017)  $ (729,249)
Pro forma loss per share                                 $   (0.02)  $    (0.03)

The fair value of the stock-based compensation has been estimated at the grant date using the Black-Scholes option-pricing model under the following assumptions:

                                                            2001        2000

Risk-free interest rate                                     5.75%       5.25%
Dividend yield                                                 0%          0%
Expected volatility                                           90%         90%
Expected life                                             2 years     2 years

6. RELATED PARTY TRANSACTIONS

The Company had oil and gas sales and pipeline revenue of $156,481 and $97,254 during the years ended January 31, 2001 and 2000 from Energas Pipeline Company ("EPC"), which is owned by the President of the Company. EPC purchases oil and gas at the wellhead from the Company, generating oil and gas sales, and then resells to Conoco and Duke Energy. EPC also pays a gathering fee to the Company, generating pipeline revenue.

The Company incurred oil and gas production and pipeline costs to Energas Corp., a company owned by the President of the Company, in the amounts of $26,411 and $36,979 for the years ended January 31, 2001 and 2000. Capitalized exploration expenditures to Energas Corp. were $0 and $246,570 for the years ended January 31, 2001 and 2000.

In addition, the Company leases office space on a month-to-month basis from Shaw Construction Company, owned by the President of the Company, and incurred rent expense in the amount of $17,100 and $0 during the years ended January 31, 2001 and 2000.

                             Energas Resources Inc.

                      Years ended January 31, 2001and 2000


7. DUE TO RELATED PARTY AND SHAREHOLDER

The Company has an amount due to related party of $687,328 and $510,705 at January 31, 2001 and 2000, respectively. These amounts represent advances from a company controlled by the president and director of the Company that are non-interest bearing with no fixed terms of repayment. In addition, in August 2000, the Company received a shareholder loan of $25,000, which bears interest at 10%. As consideration for this loan, the Company issued a warrant to purchase 25,000 shares of its stock at $0.31 per share. This note is due August 2002.

On February 13, 1999 the Company entered into a loan agreement with a related party to borrow US $300,000. The loan is non-interest bearing and repayable on the earlier of 3 years from the date the funds were advanced or 30 days after the funds have been utilized for pre-drilling costs on 10 separate oil and gas prospects and initial test wells have been commenced on each prospect. In the event the loan is not repaid on its due date, interest at 12% per annum will become chargeable. In consideration for the loan the Company will render a 10% working interest in certain prospects and has issued 60,000 share purchase warrants. On September 6, 2000 the 60,000 warrants were exercised at $.27 per share. The 10% working interest was to be given on certain wells that were drilled using the loan proceeds. Three of these such wells were dry and the fourth well had marginal production. These wells were then sold for no gain or loss; therefore, no portion of the note payable was allocated to the 10% working interest.

During the year ended January 31, 2001, the Company received additional advances of $60,000 from this related party. The advances are secured by a promissory note, which is non-interest bearing, and due May 13, 2002.


8.   LONG-TERM DEBT

Long-term debt at January 31, 2001 and 2000 consisted of the following:

                                             2001                 2000
                                          Unamortized          Unamortized
                                      Principal   Discount  Principal  Discount


  Non-interest bearing note due
February 13, 2002 (discount is based
on imputed interest rate of 12%)      $300,000  $ 32,542     $300,000    $68,542
  Non-interest bearing note due May
13,2002 (discount is based on
imputed interest rate of 12%)           60,000     9,699            -          -
                                      --------  ---------    --------    -------
Long-term debt and unamortized
discount                              $360,000  $ 42,241     $300,000    $68,542
                                      ========  ========     ========    =======

9.  INCOME TAXES

The Company has approximately $5,369,298 of net operating losses expiring through 2021, which may be used to offset future taxable income, but are subject to various limitations imposed by rules and regulations of the Internal Revenue Service. The net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in the Company's outstanding shares of common stock. In addition, at January 31, 2001, the Company had an unused Canadian net operating loss carry-forward of approximately $382,694 USD, expiring through 2007. These net operating loss carry-forwards may result in future income tax benefits of approximately $2,210,633; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                             Energas Resources Inc.

                      Years ended January 31, 2001and 2000


9.  INCOME TAXES (continued)

Significant components of the Company's deferred tax liabilities and assets as of January 31, 2001 and 2000 are as follows:


2001                           2000
         ------------------------------------------------------------
         Deferred tax liabilities          $         -  $        -
                                           ===========  ==========
         ------------------------------------------------------------
         Deferred tax assets
         ------------------------------------------------------------
             Net operating losses          $2,210,633   $1,943,228
         ------------------------------------------------------------
             Valuation allowance for
             deferred tax assets           (2,210,633)  (1,943,228)
         ------------------------------------------------------------
                                           $        -   $        -
                                           ==========   ==========
         ------------------------------------------------------------

The valuation allowance increased $267,405 and $173,337 for the period ending January 31, 2001 and 2000, respectively.

10.  SUBSEQUENT EVENTS

Private placements - On April 11, 2001 the Company issued 384,550 units for proceeds of $74,733. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 CDN for a two-year period.

In June 2001, the Company issued 400,070 shares of common stock for the relief of debt of the Company's subsidiary due to a related party in the amount of $138,800.

On July 18, 2001 the Company issued 2,000,000 shares of its common stock for proceeds of $390,562.

On September 12, 2001 the Company issued 399,228 shares of its common stock for the relief of debt of $78,024.

In October 2001, a related party exercised warrants to purchase 500,000 shares of common stock in relief of debt of the Company's subsidiary in the amount of $115,000.

11.  CONTINGENCIES

The Company is subject to federal, state and local laws and regulations governing environmental quality and pollution control. During the years ended January 31, 2001 and 2000, the Company spent $12,390 and $20,867, respectively, on plugging and filling well holes, removing drilling anchors, hauling and disposing of water and drilling mud, filling mud pits, surface leveling and reseeding and general site clean up. Although the Company believes that compliance with environmental regulations will not have a material adverse effect on its operations or results of these operations, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Through the date of this report, the Company has no asserted or unasserted environmental claims, therefore, no liability has been accrued in the accompanying balance sheets.

The Company is in disagreement with a shareholder who advanced funds to both the Company and an entity related to the Company as to the outstanding balances owed to the shareholder. The shareholder is claiming additional amounts owed of $300,000 to $400,000 related to this matter. The outcome of this matter cannot presently be determined.

                             ENERGAS RESOURCES INC.

                      SUPPLEMENTAL INFORMATION (UNAUDITED)

                      Years ended January 31, 2001 and 2000


                                                         2001         2000

--------------------------------------------------------------------------------
Capitalized Costs Relating to Oil and Gas Producing
Activities at January 31

Unproved oil and gas properties                       $  204,213  $  204,213
Proved oil and gas properties                            424,184     424,876
Support equipment and facilities                               -           -
                                                      ----------  ----------
                                                         628,397     629,089
Less accumulated depreciation, depletion,
 amortization, and impairment                           (103,186)    (81,843)
                                                      ----------  ----------
         Net capitalized costs                        $  525,211  $  547,246
                                                      ==========  ==========
Costs Incurred in Oil and Gas Producing Activities
For the Year Ended January 31

Property acquisition costs
      Proved                                          $        -  $        -
      Unproved                                                 -           -
Exploration costs                                              -     122,707
Development costs                                              -      92,541
Amortization rate per equivalent barrel of production       3.76        5.60

Results of Operations for Oil and Gas Producing
Activities For the Year Ended January 31

Oil and gas sales                                     $  141,689  $   81,931
Gain on sale of oil and gas properties                         -           -
Gain on sale of oil and gas leases                             -           -
Production costs                                         (27,765)    (32,287)
Exploration expenses                                           -           -
Depreciation, depletion, and amortization                (21,343)    (41,570)
                                                      ----------  ----------
                                                          92,581       8,074
Income tax expense                                             -           -

Results of operations for oil and gas producing
activities (excluding corporate overhead and
financing costs)                                      $   92,581  $    8,074
                                                      ==========  ==========

                             ENERGAS RESOURCES INC.

                      SUPPLEMENTAL INFORMATION (UNAUDITED)

                      Years ended January 31, 2001 and 2000


The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                             ENERGAS RESOURCES INC.

                      SUPPLEMENTAL INFORMATION (UNAUDITED)



                                           2001                    2000
                                      Oil        Gas         Oil         Gas
                                    (Bbls)      (Mcf)       (Bbls)      (Mcf)
Proved developed and undeveloped
reserves
  Beginning of year                  8,909     730,441      10,021     768,328
  Revisions of previous estimates    3,240      60,901           -           -
  Improved recovery                      -           -           -           -
  Purchases of minerals in place         -           -           -           -
  Extensions and discoveries             -           -           -           -
  Production                          (473)    (31,199)     (1,112)    (37,887)
  Sales of minerals in place             -           -           -           -
End of year                         11,676     760,143       8,909     730,441
                                    ======    ========      ======     =======
Proved developed reserves
  Beginning of year                  8,909     730,441      10,021     768,328
  End of year                       11,676     760,143       8,909     730,441

                                                      2001          2000

Standardized Measure of Discounted Future
  Net Cash Flows
       Future cash inflows                        $8,109,089     $1,928,225
       Future production costs                    (1,100,173)      (489,136)
       Future development costs                            -              -
       Future income tax expenses                          -              -
       Future net cash flows                       7,008,916      1,439,089
       10% annual discount for estimated timing
        of cash flows                             (4,579,531)      (891,843)
                                                  -----------     ----------
Standardized measures of discounted future net
cash flows relating to proved oil and gas reserves $2,429,385    $  547,246
                                                  ===========    ===========

The following reconciles the change in the standardized measure of discounted future net cash flow during each year.

Beginning of year                                 $   547,246    $  440,310
Sales of oil and gas produced, net of
production costs                                     (113,924)      (49,644)
Net changes in prices and production costs          2,092,537             -
Extensions, discoveries, and improved recovery,
     less related costs                                     -             -
Development costs incurred during the year which
     Were previously estimated                              -        92,541
Net change in estimated future development costs            -             -
Revisions of previous quantity estimates              143,431             -
Net change from purchases and sales of minerals
 in place                                                   -             -
Accretion of discount                                  54,725        44,031
Net change in income taxes                                  -             -
Other                                                (294,630)       20,008
                                                   -----------   ----------
End of year                                        $2,429,385    $  547,246
                                                   ===========   ==========

                             ENERGAS RESOURCES INC.


                          INTERIM FINANCIAL STATEMENTS


                             July 31, 2001 AND 2000
                                   (Unaudited)

                             Energas Resources Inc.

                           CONSOLIDATED BALANCE SHEET

                       July 31, 2001 and January 31, 2000


                                                      July 31,      January 31,
                                                       2001           2001
                                                    (unaudited)     (unaudited)
ASSETS

Current Assets
        Cash                                        $  46,160   $    22,547
        Accounts Receivable                             9,186        14,922
        Prepaid Expenses                               64,497         2,419
                                                    ---------   -----------
                  Total Current Assets                119,843        39,888

Property and equipment, net                           517,100       545,476
                                                    ---------   -----------
Other assets                                            2,310         4,488
                                                    ---------   -----------
                                                    $ 639,253    $  589,852
                                                    =========   ===========
LIABILITIES

Current Liabilities
        Accounts Payable and accrued expenses       $ 138,836    $  153,981
        Due to related party and shareholder
        (Note 7)                                      421,336       712,328
        Note payable (Note 4)                          50,000        50,000
                                                    ---------    ----------
                Total Current Liabilities             610,172       916,309
                                                    ---------    ----------
Long Term Liability
  Due to shareholder (Note 7)
        Principal amount                              360,000       360,000
        Less unamortized discount                      22,276        42,241
        Long-term debt less unamortized discount      337,724       317,759

    SHAREHOLDERS' EQUITY

Common stock, $.001 par value, 100,000,000 shares
 authorized 25,243,773 and 22,123,478 shares issued
 and outstanding                                       25,243        22,459
Additional Paid in Capital                          7,429,653     6,828,342
Deficit                                            (7,763,539)   (7,495,017)
                                                   ------------ -----------
                                                     (308,643)     (644,216)
                                                    $ 639,253     $ 589,852
                                                    =========     =========


The Accompanying Notes are an Integral Part of These Financial Statements.

                             Energas Resources Inc.

                  CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

                    Six months ending July 31, 2001 and 2000

                                                   2001              2000
                                              -------------------------------
                                               (unaudited)        (unaudited)
REVENUE:
      Oil and Gas Sales                       $   67,459        $   65,259
      Pipeline Revenue                             7,875             6,546
                                              ----------        ----------
                                                  75,334            71,805
EXPENSES:
      Salaries and Benefits                      149,345           119,132
      Depreciation & Depletion                    31,859            69,219
      Travel and Promotion                         3,762             8,520
      Rent                                        24,660            37,410
      Telephone                                    9,715             9,685
      Office and General                          38,011            27,849
      Agency and Regulatory Fees                   2,508             1,791
      Legal and Accounting                        14,627            17,353
      Consulting                                  24,606            12,500
      Pipeline Cost                                1,542             1,668
      Oil and Gas Production                      15,055            25,852
      Interest expense                            28,166            20,774
                                                  ------            ------
                                                 343,856           351,753
                                                 -------           -------
NET LOSS THIS PERIOD                          $ (268,522)       $ (279,948)

DEFICIT, BEGINNING OF PERIOD                  (7,495,017)       (6,949,100)
                                              -----------      -----------
DEFICIT, END OF PERIOD                       $(7,763,539)      $(7,229,048)
                                              ===========      ===========
EARNINGS (LOSS) PER SHARE                    $     (0.01)      $     (0.01)
                                              ===========      ===========
WEIGHTED AVERAGE SHARES OUTSTANDING           22,908,333        22,123,478
                                              ===========      ===========


The Accompanying Notes are an Integral Part of These Financial Statements.

                             Energas Resources Inc.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                    Six months ending July 31, 2001 and 2000

                                                         2001           2000
                                                     (unaudited)    (unaudited)
OPERATIONS:
         Net loss                                      $ (268,522)   $ (279,948)
         Add: Depreciation & Depletion                     31,859        69,219
         Add: Amortization of discount and
         debt issue cost                                   22,143        22,030
         Change in non-cash working capital
         balances related to operations:                  (73,159)      (10,498)
                                                       ----------    ----------
                                                         (287,679)     (199,197)
FINANCING: (For the period)

         (Decrease) increase in advances
         from shareholder                                (289,320)      153,812
         Shares Issued                                    604,095             -
         Issuance of warrants                                   -           738
         Increase (Decrease) Notes Payable                      -        46,306
                                                       ----------    ----------
                                                          314,775       200,856
                                                       ----------    ----------
INVESTING:

         Purchase of Equipment                             (3,483)       (2,813)
         Purchase Oil & Gas Property                            -             -
                                                           (3,483)       (2,813)
                                                       ----------    ----------
   INCREASE (DECREASE) IN CASH                             23,613        (1,154)

   CASH AT THE BEGINNING OF PERIOD                         22,547         2,152

           CASH AT END OF PERIOD                        $  46,160      $    998
                                                         =========     ========

SUPPLEMENTAL DISCLOSURE  OF NON-CASH
INVESTING AND FINANCING ACTIVITIES:

Issuance of stock for settlement of debt                $  138,800     $      -
                                                        ==========     ========




The Accompanying Notes are an Integral Part of These Financial Statements.

                             Energas Resources Inc.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     Six months ended July 31, 2001 and 2000

1. NATURE OF OPERATIONS

Energas Resources Inc., incorporated in British Columbia, is a public company listed on the Canadian Venture Exchange.

The Company is primarily engaged in the operation, development, production, exploration and acquisition of petroleum and natural gas properties in the United States through its wholly-owned subsidiary, A.T. Gas Gathering Systems, Inc. ("AT GAS"). In addition, the Company owns and operates a natural gas gathering system, located in Oklahoma, which serves the wells operated by the Company for delivery to a mainline transmission system. All of the Company's oil and gas properties are leased, with the exception of the natural gas gathering system. The majority of the Company's operations are maintained and occur through AT GAS. AT GAS is a company incorporated in the State of Oklahoma, U.S.A.

Although the Company has taken steps to verify title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and title may be affected by undetected defects.

The Company is in the process of developing its petroleum and natural gas properties and as of July 31, 2001 had a working capital deficiency of $490,329 and incurred an operating loss of $268,522 for the sixth months then ended. The Company's ability to continue as a going concern is dependent upon achieving profitable levels of operations and, if necessary, on the ability of the Company to obtain necessary financing.

The consolidated condensed financial statements of Energas Resources, Inc. and its wholly owned U.S. subsidiary AT GAS for the six months ended July 31, 2001 and 2000 have been prepared by the Company, are unaudited, and are subject to year-end adjustments. These unaudited financial statements reflect all known adjustments (which include only normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented in accordance with accounting principles generally accepted in the United States of America. The results presented herein for the interim periods are not necessarily indicative of the actual results to be expected for the fiscal year.

The consolidated financial statements do not give effect of any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in the normal course of business at amounts different from those reflected in these consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AT GAS. All significant intercompany items have been eliminated in consolidation.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Oil and natural gas revenue is recognized at the time title is transferred to the customer. Pipeline revenue is earned as a gathering fee at the time the gas is gathered by the customer.

                             Energas Resources Inc.

                     Six months ended July 31, 2001 and 2000

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Petroleum and natural gas properties - The Company employs the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to exploration and development of reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells and related overhead.

Capitalized costs, excluding costs relating to unproven properties, are depleted using the unit-of-production method based on estimated proven reserves, as prepared by an independent engineer. For the purposes of the depletion calculation, proven reserves are converted to a common unit of measure on the basis of their approximate relative energy content. Investments in unproved properties are not amortized until the proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment of such properties indicate that properties are impaired, the amount of impairment is added to the capitalized cost base to be amortized.

In applying the full-cost method, the Company performs a ceiling test to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves. The carrying value of the properties is compared quarterly to estimated future net cash flows from production or proven reserves. The present value of future net revenues is estimated, using a 10% discount rate, of the future net revenue from proved reserves, based on current prices and costs, less estimated future development and production costs. In addition, the cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the costs being amortized is added to the present value of the future net revenues and this amount is adjusted for the related tax effects for the purposes of computing the ceiling.

Proceeds on disposal of properties are normally applied as a reduction of the capitalized costs without recognition of a gain or loss, unless such amounts would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case gain or loss would be recognized. Abandonment of properties are accounted for as adjustments of capitalized costs with no loss recognized, unless such adjustment would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.

Long-lived assets - The Company reviews its long-lived asset for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset.

Equipment - Equipment is recorded at cost and depreciated on the declining balance basis at the following rates:

                             Computer equipment    30%
                              Truck                30%
                              Office equipment     20%
                              Computer software   100%


Pipeline is recorded at cost and depreciated using the straight line method over a period of 3 years.

Environmental liabilities - The Company expenses or capitalizes environmental costs depending on their future economic benefit. Costs that relate to an existing condition caused by past operations with no future economic benefit are expensed. Liabilities for future expenditures of a non-capital nature are recorded when future environmental expenditures and/or remediation is deemed probable and the costs can be reasonably estimated. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

                             Energas Resources Inc.

                     Six months ended July 31, 2001 and 2000

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments - The Company's financial instruments consist of cash, accounts receivable, accounts payable, loans payable and amounts due to shareholder. Amounts due to shareholder and loan payable are interest free. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its other financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

Foreign currency translation - Foreign currency is translated in accordance with Statement of Financial Accounting Standards No. 52, which provides the criteria for determining the functional currency for entities operating in foreign countries. The Company has determined its functional currency is the United States (U.S.) dollar since substantially all of its operations are in U.S. dollars. Financial statements of previous periods presented in Canadian dollars have been translated to US dollars as follows: at rates prevailing during the year for revenue and expense items; at year-end rates for assets and liabilities except for fixed assets and prepaid expenses which are translated at the rate in effect at the time of their acquisition. The net effects of currency translations were not material in any period.

Earnings per share - The Company follows SFAS No. 128, Earnings per Share, for computing and presenting earnings per share, which requires, among other things, dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities, options or warrants were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the entity.

Stock-based compensation - In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock.

Concentration - The Company sells all of its oil production and all of its gas production to a related company, Energas Pipeline Company. Energas Pipeline Company then resells the oil production to Conoco and gas production to Duke Energy. The Company believes that either or both of these customers can be replaced on a timely basis.

Cash and cash equivalents - For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future timing differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

Recent pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement, as amended by SFAS No. 137 and SFAS No. 138, establishes standards of accounting for and disclosures of derivative instruments and hedging activities. This statement requires all derivative instruments to be carried on the balance sheet at fair value and is effective for the Company beginning February 1, 2000. The adoption of SFAS No. 133 is not expected to have any material impact on its financial position, results of operations or cash flows.

                             Energas Resources Inc.

                     Six months ended July 31, 2001 and 2000

3. PROPERTY AND EQUIPMENT

                                                                              Net Book Value
                                                  Accumulated          July 31,        July 31,
                                       Cost   Depreciation/Depletion     2001           2000

Unproved oil and gas properties    $ 204,213       $       -          $ 204,213     $ 204,213
Proved oil and gas properties        342,341          58,412            283,929       273,937
Computer equipment                    33,801          20,172             13,629        14,386
Truck                                 33,058          26,817              6,241         6,747
Office equipment                       9,975           6,322              3,653         3,841
Computer software                      3,495           2,185              1,310         1,747
Pipeline                              24,750          20,625              4,125         5,830
                                   ---------      ----------          ---------     ---------
                                   $ 651,633       $ 134,533          $ 517,100     $ 510,701
                                   =========      ==========          =========     =========

Oil and gas properties are accounted for using the full cost method (see note
2).

4. NOTES PAYABLE

In June, 2000, the Company received a loan of $50,000, which bore interest at 25%. As consideration of this loan, the Company issued warrants to purchase 50,000 shares of its stock at $1.00 per share. This note was also convertible into common stock up to December 1, 2000. In addition, the president of the Company pledged 200,000 shares of his own common stock of the Company as collateral to the loan as well as personally guaranteeing the loan. The note was due December 1, 2000 and as of July 31, 2001 this note is in default.

5. COMMON STOCK

The Company has authorized share capital of 100,000,000 common shares with $.001 par value. The issued share capital is as follows:

                                      July 31, 2001          January 31, 2001
                                    Number      Amount      Number      Amount

Balance, beginning of period    22,459,153   $6,850,801  22,123,478  $6,757,778
Shares issued for:
   Private placement             2,384,550      465,295     275,675      60,350
   Warrants exercised                    -            -      60,000      15,919
   Issuance of warrants                  -            -           -      16,754
   Relief of debt                  400,070      138,800           -           -
                                ----------    ---------  ----------  ----------
Balance, end of period          25,243,773   $7,454,896  22,549,153  $6,850,801
                                ==========   ==========  ==========  ==========

During the year ended January 31, 2001, the Company issued 275,675 common shares for $.22 per share in a private placement and received the proceeds of warrants exercised to purchase 60,000 common shares for $.27 per share. In addition, it issued warrants with a fair value of $16,754 in consideration for certain loans.

In April 2001, the Company issued 384,550 shares of common stock and warrants to purchase 384,550 shares of common stock at $.195 per share or $74,733 in a private placement. These warrants expire April 1, 2003 and have an exercise price of $.195 per share.

In June 2001, the Company issued 400,070 shares of common stock for the relief of debt of the Company's subsidiary due to a related party in the amount of $138,800.

In July 2001, the Company had a private placement and issued 2,000,000 shares for $390,562.

                             Energas Resources Inc.

                     Six months ended July 31, 2001 and 2000

5.    COMMON STOCK (Continued)

Options and warrants - The Company has issued stock options to directors and employees and stock warrants as follows:

                Outstanding   Granted    Exercised  Outstanding
     Exercise   January 31,     or          or      January 31,
       Price       1999     (Cancelled)   Expired      2000    Expiration date

Options:
       $0.31     300,000            -      (300,000)         -       May 8, 1999
       $0.31     150,000            -      (150,000)         -   August 28, 1999
       $0.17           -    1,835,000             -  1,835,000   August 24, 2001

Warrants:
       $0.31     500,000            -      (500,000)         -     March 5, 1999
       $0.31     250,000            -      (250,000)         -    March 13, 1999
       $0.31     250,000            -      (250,000)         -      May 20, 1999
       $0.27      50,000            -             -     50,000  January 18, 2001
       $0.27           -       60,000             -     60,000     April 1, 2001
       $0.31           -      500,000             -    500,000  October 13, 2001
       $0.32           -       50,000             -     50,000  October 22, 2001


                Outstanding   Granted    Exercised  Outstanding
     Exercise   January 31,     or          or      January 31,
       Price       2000     (Cancelled)   Expired      2001    Expiration date

Options:
       $0.17  1,835,000            -             -   1,835,000   August 24, 2001
Warrants:
       $0.27     50,000            -       (50,000)          -  January 18, 2001
       $0.27     60,000            -       (60,000)          -     April 1, 2001
       $0.31    500,000            -             -     500,000  October 13, 2001
       $0.32     50,000            -             -      50,000  October 22, 2001
       $0.31          -       25,000             -      25,000   August 31, 2001
       $0.33          -      275,675             -     275,675 December 21, 2002

There were no options granted for compensation during the year ended January 31, 2001.

Stock based compensation - The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options granted to employees and officers and accordingly no compensation cost has been recognized. Had compensation expense been determined on the basis of the estimated fair values of the options granted in accordance with the Financial Accounting Standards Board Statements No. 123, "Accounting for Stock-Based Compensation", the following adjustments would be necessary:

For years ended January 31,                                 2001        2000

Net loss                                               $(494,017)  $   (619,149)
Compensation cost                                              -       (110,100)
Pro forma net loss                                     $(494,017)  $   (729,249)
Pro forma loss per share                               $   (0.02)  $      (0.03)

                             Energas Resources Inc.

                     Six months ended July 31, 2001 and 2000

5.    COMMON STOCK (Continued)

The fair value of the stock-based compensation has been estimated at the grant date using the Black-Scholes option pricing model under the following assumptions:

                                                            2001        2000

Risk-free interest rate                                    5.75%        5.25%
Dividend yield                                                0%           0%
Expected volatility                                          90%          90%
Expected life

6. RELATED PARTY TRANSACTIONS

The Company had oil and gas sales and pipeline revenue of $58,737 during the six months ended July 31, 2001 from Energas Pipeline Company ("EPC"), which is owned by the President of the Company. EPC purchases oil and gas at the wellhead from the Company, generating oil and gas sales, and then resells to Conoco and Duke Energy. EPC also pays a gathering fee to the Company, generating pipeline revenue.

The Company incurred oil and gas production and pipeline costs to Energas Corp., a company owned by the President of the Company, in the amount of $16,597 for the six months ended July 31, 2001.

In addition, the Company leases office space on a month-to-month basis from Shaw Construction Company, owned by the President of the Company, and incurred rent expense in the amount of $24,660 during the six months ended July 31, 2001.


 7.   DUE TO RELATED PARTY AND SHAREHOLDER

The Company has an amount due to related party of $396,336 and $687,328 at July 31, 2001 and January 31, 2001, respectively. These amounts represent advances from a company controlled by the president and director of the Company that are non-interest bearing with no fixed terms of repayment. While the loan has no terms of repayment, the related party has indicated it will not require repayment within the next fiscal year. In addition, in August 2000, the Company received a shareholder loan of $25,000 which bears interest at 10%. As consideration for this loan, the Company issued a warrant to purchase 25,000 shares of its stock at $0.31 per share. This note is due August 2002.

On February 13, 1999 the Company entered into a loan agreement with a related party to borrow US $300,000. The loan is non-interest bearing and repayable on the earlier of 3 years from the date the funds were advanced or 30 days after the funds have been utilized for pre-drilling costs on 10 separate oil and gas prospects and initial test wells have been commenced on each prospect. In the event the loan is not repaid on its due date, interest at 12% per annum will become chargeable. In consideration for the loan the Company will render a 10% working interest in certain prospects and has issued 60,000 share purchase warrants. On September 6, 2000, the 60,000 warrants were exercised at $.27 per share. The 10% working interest was to be given on certain wells that were drilled using the loan proceeds. Three of these such wells were dry and the fourth well had marginal production. These wells were then sold for no gain or loss; therefore, no portion of the note payable was allocated to the 10% working interest or the warrants.

During the year ended January 31, 2001, the Company received additional advances of $60,000 from this related party. The advances are secured by a promissory note which are non-interest bearing and due May 13, 2002.

                             Energas Resources Inc.

                     Six months ended July 31, 2001 and 2000

8.   LONG-TERM DEBT

Long-term debt at July 31, 2001 and January 31, 2001 consisted of the following:

                                              2001                2000
                                          Unamortized          Unamortized
                                      Principal   Discount Principal   Discount


  Non-interest bearing note due
February 13, 2002 (discount is based   $300,000   $16,271   $30,000   $32,542
on imputed interest rate of 12%)
  Non-interest bearing note due May
13,2002 (discount is based on imputed
interest rate of 12%)                    60,000     6,005    60,000     9,699
                                       --------   -------  --------   -------
Long-term debt and unamortized
discount                              $360,000    $22,276  $360,000   $42,241
                                      ========    =======  ========   =======

9.  INCOME TAXES

The Company had approximately $5,369,298 of net operating losses expiring through 2021 which may be used to offset future taxable income, but are subject to various limitations imposed by rules and regulations of the Internal Revenue Service. The net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in the Company's outstanding shares of common stock. In addition, at January 31, 2001, the Company had an unused Canadian net operating loss carry-forward of approximately $382,694 USD, expiring through 2007. These net operating loss carry-forwards may result in future income tax benefits of approximately $2,210,633; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of January 31, 2001 and 2000 are as follows:

                                             2001           2000
         ------------------------------------------------------------
         Deferred tax liabilities          $        -   $        -
                                           ===========  ==========
         ------------------------------------------------------------
         Deferred tax assets
         ------------------------------------------------------------
             Net operating losses          $2,210,633   $1,943,228
         ------------------------------------------------------------
             Valuation allowance for
             deferred tax assets           (2,210,633)  (1,943,228)
                                           ----------   ----------
         ------------------------------------------------------------
                                           $        -   $        -
                                           ==========   ==========
         ------------------------------------------------------------

The valuation allowance increased $267,405 and $173,337 for the period ending January 31, 2001 and 2000, respectively.


10.  SUBSEQUENT EVENTS

Debt settlement - Subsequent to the period end, the Company agreed to issue 399,288 common shares to settle $78,024 of debt.

In addition, the Company successfully negotiated the settlement of its past due note payable discussed in Note 4 herein by issuing its promissory note in the amount of $60,000 bearing interest at 12%. This note requires the Company to begin paying $5,000 monthly plus interest beginning in March, 2002, until the note is paid in full.

                             Energas Resources Inc.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (concluded)

                     Six months ended July 31, 2001 and 2000


11. CONTINGENCIES

The Company is subject to federal, state and local laws and regulations governing environmental quality and pollution control. Although the Company believes that compliance with environmental regulations will not have a material adverse effect on its operations, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Through the date of this report, the Company has no asserted or unasserted environmental claims, therefore, no liability has been accrued in the accompanying balance sheets.

The Company is in disagreement with a shareholder who advanced funds to both the Company and an entity related to the Company as to the outstanding balances owed to the shareholder. The shareholder is claiming additional amounts owed of $300,000 to $400,000 related to this matter. The outcome of this matter cannot presently be determined.

                                    PART III

ITEMS 1 AND 2.  INDEX AND DESCRIPTION OF EXHIBITS

Exhibit No. Description of Exhibit                                Page Number

3.1   Registrant's Certificate of Incorporation                        52*

3.2   Registrant's Bylaws     54*

3.3   Registrant's Certificate of Domestication                        71*

4.1   Form of Certificate of Common Stock of Registrant                72*

4.2   Warrant Agreement, dated September 10, 1999 between
      Registrant and MEDICOMP.                                         75*

4.3   Warrant Agreement, dated October 8, 1999 between
      Registrant and Mankato Investments, LLC                          81*

4.4   Warrant Agreement, dated December 13, 2000 between
      Registrant and Mankato Investments, LLC                          85*

4.5   Warrant Agreement, dated March 5, 2001 between
      Registrant and Jurassic Capital LLC                              91*

4.6   Escrow Amendment Agreement amongst Registrant,
      Pacific Corporate Trust Company, Energas Corporation
      and Energas Pipeline Company                                     96*

4.7   Escrow Agreement, dated September 20, 1991, amongst
      Registrant, Pacific Corporate Trust Company, Energas
      Corporation and Energas Pipeline Company                         99*

4.8   Registration Rights Agreement, dated July 18, 2001
      between Registrant and Clare, LLC                               103*

4.9   Escrow Amendment Agreement, dated April 13, 1994,
      amongst Registrant, Pacific Corporate Trust Company,
      Energas Corporation and Energas Pipeline Company                110*

10.1  Stock Purchase Agreement, dated August 26, 2000,
      amongst Registrant, Larry G. Jordan, Jim and Billie
      Baker, Keith D. Menees, Williard L. and Jeanne O'Daniel,
      James W. and Lacada Greer Living Trust, Jack Marie
      Sellers, and Mark R. Hoy.                                       112*

Exhibit No. Description of Exhibit
Page Number

10.2  Amendment to Stock Purchase Agreement, dated September
      23, 2000, amongst Registrant, Larry G. Jordan, Jim and
      Billie Baker, Keith D. Menees, Williard L. and Jeanne
      O'Daniel, James W. and Lacada Greer Living Trust, Jack Marie
      Sellers, and Mark R. Hoy.                                       127*

10.3  Second Amendment to Stock Purchase Agreement, dated
      October 30, 2000, amongst Registrant, Larry G.
      Jordan, Jim and Billie Baker, Keith D. Menees,
      Williard L. and Jeanne O'Daniel, James W. and Lacada
      Greer Living Trust, Jack Marie Sellers, and Mark R. Hoy.        136*

10.4  Third Amendment to Stock Purchase Agreement, dated
      November 8, 2000, amongst Registrant, Larry G. Jordan,
      Jim and Billie Baker, Keith D. Menees, Williard L. and Jeanne O'Daniel, James W. and Lacada Greer Living Trust, Jack
      Marie Sellers, and Mark R. Hoy.                                 138*

10.5  Escrow Agreement, dated November 8, 2000, amongst
      Registrant, BancFirst, Larry G. Jordan, Jim and
      Billie Baker, Keith  D. Menees, Willard L. and
      Jeanned O'Daniel, James W. and Lavada Greer Living
      Trust, Jack Marie Sellers, Mark R. Hoy and First Natural
      Gas, Inc.                                                       143*

10.6  Form of Promissory Note issued to Larry G. Jordan, Jim and Billie Baker, Keith D. Menees, Larry and Jeanne
      O'Daniel, James W. and Lavada Greer Living Trust,  Jack
      Marie Sellers, and Mark R. Hoy.                                 148*

10.7  Gas Purchase Agreement, dated March 1, 1991 between
      Registrant and Energas Pipeline Company.                        150*

10.8  Gas Purchase Agreement, dated March 1, 1991 between
      Registrant and Energas Pipeline Company.                        157*

10.9  Gas Gathering Agreement, dated July 1, 1992 between
      Energas Pipeline Company, Inc. and A.T. Gas Gathering
      Systems, Inc.                                                   170*

10.10 Gas Purchase Agreement, dated February 13, 1997,  between
      Panenergy Field Services, Inc. and Energas Pipeline Company.    171*

10.11 Gas Purchase Agreement, dated October 1, 1999, between
      Registrant and Ozark Gas Gathering, L.L.C.                      194*

Exhibit No. Description of Exhibit                                Page Number

10.12 Letter agreement, dated December 30, 1996, between
      Registrant and Conoco, Inc.                                      198*

10.13 Promissory Note ($25,000) payable to Craig and Karen Aubuchon     71**

10.14 Promissory Note ($50,000) payable to Mark Swan                    73**

10.15 Loan Agreement ($300,000) with Mankato Investments LLC            76**

10.16 Promissory Note ($60,000) payable to Mankato Investments LLC      82**

16. Letter regarding change in certifying public accountant.            84**

21. Registrant's Subsidiaries                                          199*


* Filed with initial registration statement. Number refers to page number in initial Registration Statement.


** Filed with Amendment No. 1 to this Registration Statement. Number refers to page number in Amendment No. 1 to this Registration Statement.

                                   SIGNATURES


      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENERGAS RESOURCES, INC.
                                          (Registrant)


                                           By: /s/ George G. Shaw
                                               --------------------------
Date: December 6, 2002                         George G. Shaw President and
                                               Chief Executive Officer


                                           By: /s/ David W. Young
                                               --------------------------
Date: December 6, 2002                         David W. Young, Chief
                                               Financial Officer